3/26

03007874

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: QSP Division Property Ltd

*CURRENT ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5052 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 4/1/02

AR/S
12-31-02

82-5052

03 MAR 26 AM 7:21

PSP Swiss Property Ltd
Annual Report 2002



Zurich, Poststrasse 3

Swiss Property

Contents

English translation of German original.

Key Figures

PSP Swiss Property Group	2001	2002
Key financial figures (in CHF 1 000)		
Rental income	119 843	144 476
Net changes in fair value of real estate investments	128 803	81 146
Income from real estate services	36 146	33 642
EBITDA excluding gains on real estate investments	105 940	127 625
Net income	211 470	152 513
Net income excluding gains on real estate investments[1]	63 790	79 463
Cash flow from operating activities	70 256	128 636
Total assets	2 395 968	3 035 599
Real estate investments	2 264 486	2 894 962
Shareholders' equity	1 440 783	1 524 995
Shareholders' equity in % of non-current assets	61.7%	51.3%
Return on equity[2]	17.7%	10.4%

Key operating figures		
Number of properties	118	125
Implied yield, gross	6.4%	6.3%
Implied yield, net	5.6%	5.5%
Vacancy rate	3.8%	5.6%
Employees	173	179

Per share figures (in CHF)		
Earnings per share (EPS)[3]	31.78	20.18
EPS excluding gains on real estate investments[1,3]	9.59	10.51
Cash flow from operating activities per share[3]	10.56	17.02
Net asset value per share (NAV)[4]	188.96	202.34
NAV per share before deferred tax[4]	196.42	213.50
Dividend per share	5.00	6.00[5]
Share price (high/low)	157.25/147.25	159.50/144.50

[1] Net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes
[2] Net income in proportion to weighted shareholders' equity
[3] Based on weighted average number of shares
[4] Based on outstanding number of shares, before dividend payment
[5] Proposal to the Annual General Meeting on 8 April 2003

Value of portfolio
in CHF million


3 000
2 500
2 000
1 500
1 000
500
0
2 895
2 264
1 500
1 081
1999
2000
2001
2002

Shareholders' equity
in CHF million

NAV
per share
in CHF


202.34
188.96
170.87
149.61
1 525
1 441
999
748
1999
2000
2001
2002

Value of portfolio 2002 by area


Other locations 14%
402 CHF million
Objects under construction 5%
156 CHF million
Zurich 53%
1 524 CHF million
Geneva 14%
416 CHF million
Lausanne, Basel, Berne 14%
397 CHF million

Profile

PSP Swiss Property Group – Switzerland's leading real estate company

– Attractive share with growth potential.

– High-quality portfolio worth CHF 2.9 billion in prime locations in Switzerland's business centres.

– Properties under management with an aggregate value of approximately CHF 12.5 billion.

– Target: to achieve above-average growth in profits and asset value for our own portfolio and the clients' portfolios under management.

Clearly focused growth strategy and ambitious targets

– Our growth strategy is focused on top quality commercial premises with potential for value appreciation in key locations in Switzerland's major business centres.

– For the medium term, the value of our real estate portfolio is set to increase to CHF 5 billion. This growth is intended to increase the net asset value of the stock, achieve economies of scale and gain recognition from investors in an international context.

– Our strategy for value enhancement is based on rigorous selection of properties for acquisition in terms of quality, price and development potential.

– Active management of properties enables optimal utilisation of existing potential for value enhancement.

– Sales are made having regard to the real estate market conditions and the property capital gains tax.

– Over a five-year period, the return on equity (ROE) is expected to exceed 7%.


GRANDOPTICAL
GRANDOPTICAL
GRANDOPTICAL
Geneva, Rue du Prince 9-11

Reports

Enlarged real estate portfolio. Increase in operating profits.



Günther Gose



Fritz Jörg

Dear Shareholders

PSP Swiss Property is pleased to report continued growth during the reporting year. The value of our high-quality real estate portfolio remained stable in the face of a weakening economy.

We have streamlined our operations with a view to increasing efficiency and optimising customer services.

Business review
During the reporting period, rental income increased by CHF 24.6 million, or 20.6%, to CHF 144.5 million in comparison to last year, mainly due to acquisitions made during 2001 and 2002.

Earnings of CHF 4.9 million were generated from the sale of 6 properties as well as a partly sold property.

Due to lower fees from construction services and real estate trading, the total consolidated income from real estate services of CHF 33.6 million was below the previous year's figure of CHF 36.1 million. Thereby fees from real estate management services rose by 8.1% to CHF 25.1 million. The Asset Management business area generated fee income of CHF 1.0 million (previous year CHF 0.5 million). Due to the reduced services in the construction area, fees from construction services went down from CHF 5.5 million to CHF 4.0 million. Fees generated from real estate trading amounted to CHF 3.1 million (previous year CHF 6.6 million).

Consolidated operating income amounted to CHF 268.8 million, including a CHF 81.1 million increase in the value of real estate investments and CHF 4.5 million in income generated from our stake in WTF. Operating income was down by 20.8% compared with 2001. In part, this was due to the exceptionally high revaluation gains of CHF 128.8 million accruing from acquisitions during the previous year, compared with valuation gains of CHF 81.1 million for the 2002 financial year. Another reason was the CHF 4.5 million in income generated from the participation in WTF in 2002, in comparison to CHF 53.7 million in the previous year. The 2001 higher investment earnings were mainly produced by the revaluation of the WTF real estate portfolio, which was valued for the first time at the end of 2001.

Consolidated operating expenses fell by CHF 2.8 million, or 5.4%, to CHF 48.3 million. These savings are mainly due to reduced fees for external services of CHF 1.9 million (previous year CHF 4.5 million). Last year we required more external services in connection with the Swisscom portfolio acquisition and construction activities.

Consolidated EBITDA, excluding gains on real estate investments, increased by CHF 21.7 million, or 20.5%, from CHF 105.9 million to CHF 127.6 million.

Changed earnings and expenses, together with lower gains on real estate investments, resulted in a CHF 67.8 million, or 23.5%, reduction in operating profit before financial expenses of CHF 220.4 million. Whereas financial expenses at CHF 33.1 million were up, due to higher debt capital, on last year's figure by CHF 2.7 million, tax expenses were down by CHF 11.5 million, or 24.9%, to CHF 34.8 million. The decrease in valuation gains resulted in an equivalent drop in deferred tax expenses.

Net income fell by CHF 59.0 million, or 27.9%, to CHF 152.5 million.

In 2002, earnings per share, excluding gains on real estate investments, have risen by 9.6% to CHF 10.51 from CHF 9.59 in 2001. Overall earnings per share, including gains on real estate investments, fell from CHF 31.78 to CHF 20.18. This was mainly due to the decrease in revaluation gains on real estate investments and the reduced income from our investment in WTF, which we referred to above.

Net asset value per share was CHF 202.34 at year-end 2002, in comparison to CHF 188.96 at the end of 2001.

Based on the excellent operating results from the 2002 financial year, the Board of Directors will propose a 20% dividend increase, i. e. a dividend of CHF 6.00 per registered share (previous year CHF 5.00) to the General Meeting of Shareholders on 8 April 2003.

Additions to the real estate portfolio
PSP Swiss Property has continued to add to its properties over the past financial year and has been proactively pressing ahead with portfolio reallocation.

The additions to the portfolio consist of the Lancy Office Center building project in Geneva that started in February 2002, the acquisition of three individual properties in Geneva and Rüschlikon (Zurich) as well as the property portfolio of the Verral Group. Through the acquisition of the Zurich-based Verral Group in December 2002, we acquired eight commercial properties and a parking garage in Zurich West. The underlying price of the portfolio was around CHF 360 million. Before the end of 2002, the names of the three Verral Group companies were changed to PSP West V AG (formerly Verral SA, Zurich), PSP West A AG (formerly Albert Hans AG, Zurich), PSP West S AG (formerly Sturzenegger + Schiess AG, Zurich) and PSP West I AG (formerly ImmoWest AG, Zurich) and the registered offices transferred to Opfikon. Former ImmoWest AG was responsible for managing the properties held by the Verral Group. We have submitted job offers to the employees of ImmoWest AG within our PSP Management Ltd.

Work on the SWING2/5 building project in Wallisellen (Zurich North), which commenced in June 2001, is progressing towards completion, scheduled for spring 2003.

A total of CHF 630.7 million was invested in these acquisitions and objects under construction during 2002.

We also sold 6 properties and part of a property for CHF 106.4 million. By the end of 2002, the PSP Swiss Property portfolio comprised therefore 125 properties. After changes of market values of CHF 81.1 million, the market value of the properties totalled CHF 2 895.0 million. In terms of value, 86% of the properties are located in the target regions of Zurich, Geneva, Lausanne, Basel and Berne.

The vacancy rate for the PSP Swiss Property portfolio rose from 3.8% at the end of 2001 to 5.6% at the end of 2002. This increase can be attributed mainly to the acquisition of the Verral Group portfolio, 11.5% of which was untenanted at the time of acquisition. This includes a new building comprising 4 605 m^2 of rentable space, which was completed at the end of 2002, but is still vacant. The vacancy rate excluding the Verral portfolio was 4.6%.

Optimisation of services
During the reporting year, development of our new Asset Management business got underway. Operations are now up and running for our own real estate portfolio and the WTF portfolio. Asset Management will be responsible for optimising the value of the real estate portfolios by implementing a targeted purchase and sales strategy.

In the face of client needs and competition for project management work, PSP Swiss Property has decided to focus the construction services on fiduciary tasks. In future, we will focus our expertise on professional consultancy and technical support, acting as construction agent with the aim of providing our customers with a full range of technical advice.

Thanks
Our performance during the 2002 financial year was made possible by the high level of commitment demonstrated by our 179 employees, who have provided a significant contribution to PSP Swiss Property's success. On behalf of the Board of Directors and Executive Board, we would like to thank them for their professional and personal commitment.

We would also like to thank our shareholders for the confidence they have shown in us.

Outlook for 2003
The economic slowdown had an impact on the Swiss property market. Persisting uncertainties and difficulties lead us to expect a subdued demand and that commercial property markets will remain under pressure this year as well. However, it is essential to differentiate clearly between regional markets. Prime locations close to city centres are not nearly as badly affected by the current market situation as peripheral locations.

Excellent locations and high standards of quality are the primary features of our property portfolio, which has in the past been able to withstand periods of economic decline. We also believe that with our properties we are well positioned for the year ahead.

There is still a reasonable demand for small to medium-sized office space in the majority of our target regions. However, demand for larger office premises of over 1 000 m^2 is limited. We are therefore expecting substantial vacancy rates this year in the new building at

Förrlibuckstrasse 181 in Zurich acquired in December 2002, the renovation object at Förrlibuckstrasse 10 in Zurich, the premises at Bernerstrasse Süd 167, 169 in Zurich (current tenant to leave at the end of March 2003) and both commercial properties SWING2/5 in Wallisellen (to be completed on 31 March 2003). Marketing initiatives for these attractive properties are now well underway.

For 2003, we are anticipating an average vacancy rate of approximately 8% for the portfolio overall. However, we believe that any negative impact on earnings is likely to be limited, as neither the properties acquired in December 2002, nor SWING2/5 have previously yielded any rental income.

Consolidated EBITDA, excluding gains on real estate investments, of approximately CHF 140 million is predicted for 2003.

Based on the market outlook we anticipate no significant changes from the revaluation of properties at the end of 2003.

Once again, improved quality and earnings growth will be the primary objectives for the 2003 financial year. We take exclusively investment opportunities into consideration, which fulfil sound business criteria.

As part of the process of actively restructuring our portfolio, 17 properties worth around CHF 140 million have now been earmarked for sale. The vast majority of these properties are situated outside our target regions and sales negotiations are already at an advanced stage in a number of cases.

Günther Gose
Chairman
of the Board of Directors

Fritz Jörg
Delegate of the Board of Directors
and Chief Executive Officer

20 February 2003

Shares of PSP Swiss Property Ltd


165
160
155
150
145
140
135
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC

— *PSP Swiss Property*
— *SWX Real Estate Funds – Price Index*
— *SWX IG Real Estate Companies – Price Index*

Source: Datastream,
31 December 2001 until 31 December 2002

Undertaking to shareholders

- Above-average **growth in value** compared with investments in the same sector.
- **Safe investment** – as a result of the high quality of properties and the professionalism of our management.
- **Transparency** in the presentation of financial statements.

Dividend policy

An annual dividend payment of between 50% and 75% of the consolidated annual net income excluding gains on real estate investments (for definition see footnote 34 on page 1).

Share price

The price of PSP Swiss Property shares has remained stable during the reporting year, proving very resistant in an extremely difficult stock market environment. PSP Swiss Property shares are an investment offering stable value and earnings visibility.

Whereas the Swiss Performance Index (SPI) fell by 26.0%, the share price of PSP Swiss Property fell slightly by 1.6%, from CHF 152.00 at the end of 2001 to CHF 149.50 at the end of 2002. PSP Swiss Property has also significantly outperformed the SWX Swiss Exchange Index of listed Swiss real estate companies, clearly demonstrating the high quality of its shares as an investment.

Discount to net asset value (NAV) has risen slightly from 19.6% to 26.1% compared with the end of 2001. This represents a significant upside potential for the stock.

The average daily volume for 2002 was 6 394 shares with a value of CHF 1.0 million, compared with 12 311 shares worth CHF 1.8 million in the previous year.

Major shareholders as at 31 December 2002

To the knowledge of PSP Swiss Property Ltd, **Zurich Financial Services**, Zurich, holds a total of 1 708 705 registered shares via its subsidiaries "Zurich" Insurance Company, Zurich, and "Zurich" Life Insurance Company, Zurich, corresponding to approximately 22.3% of voting rights, **Converium Ltd**, Zurich, holds 694 000 registered shares (corresponding to approximately 9.1% of all voting rights) and **PubliGroupe SA**, Lausanne, holds 387 700 registered shares (corresponding to approximately 5.1% of all voting rights).

Key figures

Key figures	2001	2002
Share price (in CHF)		
High	157.25	159.50
Low	147.25	144.50
End of period	152.00	149.50

SWX Swiss Exchange: symbol PSPN, security number 1042810

Market capitalisation (in CHF million)[1]		
High	1 197.2	1 220.2
Low	875.7	1 105.4
End of period	1 162.8	1 143.7

Per share figures (in CHF)[2]		
Earnings per share (EPS)[3]	31.78	20.18
EPS excluding gains on real estate investments[3,4]	9.59	10.51
Cash flow from operating activities per share[3]	10.56	17.02
Net asset value per share (NAV)[5]	188.96	202.34
NAV per share before deferred tax[5]	196.42	213.50
Dividend per share	5.00	6.00[6]

Number of shares		
Issued shares	7 650 000	7 650 000
Own shares	25 000	113 125
Outstanding shares	7 625 000	7 536 875
Weighted average shares	6 654 963	7 558 682

[1] In consideration of the corresponding number of issued shares, based on the capital increases which have taken place in 2001
[2] Registered shares with a nominal value of CHF 100 each
[3] Based on weighted average number of shares
[4] Basis: Net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes
[5] Based on outstanding number of shares, before dividend payment
[6] Proposal to the Annual General Meeting on 8 April 2003

Board of Directors / Auditors / Management

Board of Directors from left to right: Gino Pfister, Fritz Jörg, Günther Gose



Board of Directors[1]

Günther Gose
1944, DE, Herrliberg
Chairman

Fritz Jörg
1948, CH, Forch
Delegate and Chief Executive Officer

Gino Pfister
1942, CH, Basel
Member

Secretary to the Board of Directors
Samuel Ehrhardt

Revision[1]

PricewaterhouseCoopers AG
Statutory Auditors

Dr. Rietmann & Partner AG
Special Auditors (to carry out special audits pursuant to Article 20 (3) of the Articles of Association)

[1] For further details, please refer to section 3 on pages 76 to 79 respectively to sections 8 and 9 on page 82 on Corporate Governance

Management from left to right: Fritz Jörg, Hans Peter Egloff, Peter Abplanalp, Luciano Gabriel



Management[1]

Fritz Jörg
Chief Executive Officer

Luciano Gabriel
Chief Financial Officer

Peter Abplanalp
Chief Operating Officer

Hans Peter Egloff
Head Real Estate Services

[1] For further details, please refer to section 4 on pages 79 to 80 on Corporate Governance


Coca-Cola
Basel, Steinentorberg 8/12


CFF FFS Cargo
com
Büroeinrichtungen

Real Estate Investments Segment

Business review

Rental income has increased by CHF 24.6 million, or 20.6%, to CHF 144.5 million in comparison to last year. This is mainly due to the acquisition of the Swisscom portfolio in 2001. As the benefit period of these properties commenced on 1 April 2001, they did not provide a full year rental income contribution to the 2001 accounts. Acquisitions made during 2002 have also had a positive impact on rental income. The sales of 6 properties as well as a partly sold property took place towards the end of 2002 only, so that the corresponding loss of rental income had no material impact during the reporting period.

Earnings of CHF 3.7 million were generated from the sale of properties. The selling prices achieved were CHF 106.4 million, this means CHF 7.2 million, or 7.3%, above the mid-2002 property valuations provided by CB Richard Ellis.

The property valuation carried out at the end of 2002 showed a smaller appreciation in portfolio value of CHF 81.1 million in comparison to the previous year. The exceptionally high valuation gains of CHF 128.8 million last year were due to the large portfolio acquisition.

Our interest in WTF generated earnings of CHF 4.5 million. Last year, exceptional investment income of CHF 53.7 million was generated, mainly due to the revaluation of the WTF real estate portfolio, which was carried out for the first time at the end of 2001.

Direct real estate expenses (operating, maintenance and renovation expenses) increased by 16.4% to CHF 18.1 million. The enlarged real estate portfolio raised operating expenses by CHF 2.3 million to CHF 12.3 million and maintenance and renovation expenses only by CHF 0.2 million to CHF 5.8 million. For 2002, direct real estate expenses amounted to 12.6% of rental income in comparison to last year's 13.0%.

General expenses fell by 26.3% to CHF 5.1 million, mainly due to reduced personnel expenses of CHF 3.0 million (previous year CHF 3.8 million) and no issue and organisational expenses (previous year CHF 0.8 million).

Changed earnings and expenses, together with lower gains on real estate investments, produced operating profit before financial expenses of CHF 210.6 million, representing a decrease of 25.0%. Whereas financial expenses at CHF 34.1 million were up, due to higher debt capital, on last year's figure by CHF 2.7 million, tax expenses were down by CHF 11.9 million, or 26.8%, to CHF 32.4 million. The decrease of tax expenses is solely attributable to the drop in valuation gains, resulting in lower deferred tax expenses.

Net income fell by CHF 60.8 million, or 29.7%, to CHF 144.1 million. In contrast, at CHF 72.3 million, net income, excluding gains on real estate investments, which represents the operational performance, was up by CHF 15.0 million or 26.2%.

The market environment for PSP Swiss Property real estate

General position

Despite the economic slowdown, the commercial property market has only been marginally subdued in PSP Swiss Property's target markets. While there is still moderate demand in the prime locations of Zurich and Geneva, supply no longer matches demand for free office space in North and West Zurich. Stagnation is evident in other key markets such as Lausanne, Basel and Berne.

Zurich area

Whereas increased supply combined with insufficient demand for office space has forced down rents in the West and North Zurich areas, demand for prime locations within Zurich itself continues to be steady, with rents remaining stable. Press reports of rents falling by up to 20% in prime Zurich locations mainly concerned last year's top rents of up to CHF 1 200 per m²/year. We even see some potential for increases in our portfolio, both in relation to tenancy renewals and new lettings.

The situation in the city suburbs will give businesses the opportunity to consolidate rental arrangements and optimise locations. We are therefore confident that our top properties in North and West Zurich are well positioned for the medium term. Discussions are currently underway with prospective tenants.

Geneva area

Since the middle of 2002, we have noticed that demand and rents have declined slightly in Geneva's peripheral districts. However, in the better locations, the situation is stable and there is increasing demand for high-quality premises and fittings.

There have been positive developments in the Acacias district. Plans for tram connections, a football stadium and the new shopping centre in the neighbourhood are having a positive impact.

Further consolidation among private banks could increase the available floorspace, putting rents under a slight pressure.

When renewing tenancies and renegotiating contracts, we are still able to achieve, and in some cases even exceed, our target rents.

Lausanne, Basel and Berne areas

For some time now, the market in key locations within these regions has remained sluggish. Due to the lack of new premises becoming available and strengthening competition, we have not experienced any significant difficulties in letting our properties. We do not anticipate any substantial changes over the short to medium term due to the long term nature of the leases for our properties.

Other locations

Oversupply is clearly prevalent in these peripheral locations, where there is only limited economic growth. This situation continues to depress rent levels. Cities such as Solothurn, Olten, Glarus, Chur, St. Gall and Frauenfeld, where there is virtually no demand for rental properties, pose a particular problem. However, demand for small to medium-sized commercial premises remains steady in cities like Zug, Lucerne and Aarau. No significant change is expected during the course of next year.

Successful acquisition of the Verral Group

In December 2002, PSP Swiss Property Ltd acquired all the shares of the holding company Verral SA, Zurich, which holds eight office premises and a parking garage via two of its subsidiaries. Another subsidiary (ImmoWest AG) was responsible for managing these properties. We have submitted job offers to the employees of ImmoWest AG within our management company PSP Management Ltd. The underlying purchase price of the portfolio was approximately CHF 360 million.

Before the end of 2002, the names of Verral SA and its three subsidiaries Albert Hans AG, Sturzenegger + Schiess AG and ImmoWest AG were changed to PSP West V AG, PSP West A AG, PSP West S AG and PSP West I AG and the registered offices transferred to Opfikon. It is planned to merge the Group with our wholly owned subsidiary PSP Real Estate Ltd.

Gross potential income by area



Other locations 17%
Zurich 55%
Geneva 14%
Lausanne, Basel and Berne 14%

Gross potential income by use



Parking 8%
Other 5%
Office 74%
Retail 13%

The portfolio we have acquired has a total rentable floorspace of 137 743 m² plus 1 662 parking lots and is situated in Zurich West (Hardturmstrasse/Förrlibuckstrasse); a market we believe has a remarkable potential. Zurich West is a key location in terms of urban development, has an excellent infrastructure (public transport, close proximity to the A1 motorway, easy access to Zurich airport) and is also close to the city centre.

was the main reason for this acquisition. One factor offering potential was the high vacancy rate of 11.5% on acquisition. This includes a building comprising 4 605 m² of rentable floorspace, which was completed in December 2002, but is still untenanted. Another consideration was the considerable potential for rental increases, when compared to the assumptions used as a basis for valuing the acquisition.

Recent developments and the new buildings and renovations being planned will transform this area of the city into a particularly attractive business location, which also offers a wide range of cultural opportunities and residential housing.

Plans include replacing the Hardturm stadium with the "Zurich Stadium", which will consist of a hotel, retail stores, restaurants and leisure facilities alongside the football stadium. Plans for development also include an additional tram service with access to Zurich Central Station and Altstetten train station. The Zurich Stadium is scheduled to open in 2006. We are convinced that the development of Zurich West will lead to even more businesses taking up commercial premises in this area.

In addition to the attractiveness of the location, the portfolio's potential for value enhancement

Prior to acquiring the Verral Group, PSP Swiss Property already owned two representative commercial premises in Förrlibuckstrasse. The ten properties we now hold in this area of the city, totalling approximately 170 000 m² of rentable space, and a conveniently situated parking garage, will have an important strategic function. The attractive location, high quality and flexibility offered by these properties are key to strategic exploitation of their potential. Despite the current economic slowdown, we are convinced that we will be able to achieve above-average appreciation in value in this important up-and-coming area of Zurich.

Real estate portfolio

Active portfolio management
PSP Swiss Property has continued to add to its properties over the past financial year and has been proactively pressing ahead with portfolio reallocation.

The previously mentioned acquisition of the Zurich Verral Group, the Lancy Office Center building project and the SWING2/5 building project and three individual properties in the defined target regions have all contributed to a strengthening of the portfolio (see "Investments" below).

Capital expenditure on various properties in the existing portfolio amounted to CHF 17.8 million.

On the other hand, we successfully sold 6 properties as well as part of a property for CHF 106.4 million.

By the end of 2002, the PSP Swiss Property portfolio consisted therefore of 125 properties. After changes in market values of CHF 81.1 million, the market value of the properties totalled CHF 2 895.0 million. In terms of value, 86% of the properties are located in our target regions of Zurich, Geneva, Lausanne, Basel and Berne.

Details about the PSP portfolio can be found on pages 84 to 97.

Investments
As part of the overall development of the SWING business park in Wallisellen (Zurich North), work on the two commercial properties SWING2/5 has been continuing according to schedule

Vacancy rate by area


12%
10%
8%
6%
4%
2%
0%
December 2002
June 2002
December 2001
June 2001
December 2000
Zurich
Geneva
Lausanne, Basel and Berne
Other locations
Total

Rental income by type of tenant


Services 10%
Government 5%
Other 15%
Financial services 24%
Telecommunication 20%
Retail 15%
Technology 11%

since June 2001 so that they will be completed on time by 31 March 2003. At the end of the reporting period, the development of the interior structure and the installation of technical equipment were in their final stages.

SWING2/5 comprises 16 296 m² rentable space, 252 indoor and 28 outdoor parking lots. The planned total investment for both properties amounts to CHF 104.3 million. The excellent location, transport connections and flexible use of both office buildings are impressive, and are key attributes for successful letting.

The Lancy Office Center in Geneva has been under construction since February 2002 and will involve an overall investment of CHF 96.0 million. Completion is scheduled for spring 2004. Following demolition, excavation work began in April. The building structure has been under construction since July 2002. Work has been progressing according to schedule. At the end of 2002, the building structure of the upper floors was under construction. The modern office premises, encompassing 16 890 m² of rentable space and 194 parking lots, is fully let until 2009.

At the beginning of June 2002, we purchased a fully tenanted office building at Moosstrasse 2 in Rüschlikon, a good location in the greater Zurich area. In the medium term, this location will benefit especially from the Uetliberg tunnel, which is currently under construction.

In the following month, CHF 137 million were also invested in two attractive, fully tenanted commercial properties in Geneva. Approximately one half of the first property is used for offices and the other half for retail purposes. This property is located at Rue du Marché 40, one of the city's most frequented shopping streets. The second property, at Rue des Bains 31-35, is in the immediate vicinity of the city centre and is used exclusively as office premises.

Eight commercial properties and a parking garage were acquired through the acquisition of the Zurich-based Verral Group in December 2002. The underlying purchase price of the portfolio was approximately CHF 360 million.

During the 2002 financial year, we assessed a number of individual properties and real estate portfolios as prospective acquisitions. We decided not to pursue several investment opportunities because of insufficient profitability or poor quality.

We successfully sold a total of 6 properties and part of a property for CHF 106.4 million during the reporting year. The properties sold were selected according to strategic targets, while giving due consideration to potential for development.

Sales

The selling prices achieved were CHF 7.2 million, or 7.3%, above the mid-2002 property valuations provided by CB Richard Ellis. Amongst the purchasers were both owner-occupiers and institutional investors.

Property management

The vacancy rate for the PSP Swiss Property portfolio rose from 3.8% at the end of 2001 to 5.6% at the end of 2002. This increase can be attributed mainly to the Verral Group portfolio acquired in December 2002 with 11.5% vacancy at the time of acquisition. The vacancy rate excluding the Verral portfolio was 4.6%.

Thanks to new leases and the renegotiation of maturing tenancy agreements, the annualised rental income increased by 11%, or CHF 1.1 million. These figures refer to properties held throughout the entire year and do not include the impact of purchases and sales.

Major reconstruction and renovation projects

During 2002, rebuilding and renovation work was again carried out on several properties in the interests of maintaining and enhancing value. The work done was more extensive than routine maintenance work, and amounted to CHF 18.9 million. The major projects are described below.

In July 2002, the previous tenant vacated the office building at Förrlibuckstrasse 10 in Zurich West, which was acquired in June 2001. This enabled us to proceed with extensive renovation work of CHF 9.2 million on the shell of the building, technical installations and infrastructure amenities. In the inner courtyard, we built an extension onto the building over all storeys above ground level, gaining an extra 725 m^2 and enabling us to offer an area of around 8 300 m^2, spread over seven floors. Renovation will successfully be completed at the beginning of 2003.

We are halfway through renovating the business premises at Lettenweg 118 in Allschwil (Basel). At a cost of CHF 2.3 million, we have replaced the flat roof and ventilation system, renovated the elevators and upgraded sanitary facilities. These measures are designed to preserve the value of the property, improve amenities for tenants and increase the prospects of letting the remaining untenanted space. The results can already be seen in the reduction of vacant space from 30.9% at the end of 2001 to 23.6% at the end of 2002 and the current interest of potential tenants.

Expiry of lease contracts
in % of rental income


30%
25%
20%
15%
10%
5%
0%
Market adjustment option by PSP Swiss Property
Legal termination option by tenant
9
8
13
13
6
7
10
11
18
20
11
11
3
5
5
4
5
4
3
3
2
2
16
11
Contracts not limited in time, but subject to notice
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013+

Rental income by largest tenants


Other 59%
Swisscom 16%
Zurich Financial Services 8%
UBS 3%
Migros 2%
Credit Suisse 2%
Next five largest tenants 9%

We have renovated the shell of the building at Obstgartenstrasse 7 in Zurich at a cost of CHF 2.2 million. This has enabled a 20% increase in rent. Not only will this investment produce an annual increase in rent of CHF 90 000 from 2003; the higher rents will also determine rates when tenancies come up for renewal.

We carried out extensive renovation work to the shell and infrastructure of the building at Bahnhofstrasse 18 in Aarau at a cost of CHF 2.2 million. We could also enlarge the available office space. As a result of these measures, we expect net rental income to increase by approximately 6% in 2003.

During the reporting year, we were successful in letting the entire office premises at Rue du XXXI-Décembre 6-8 in Geneva that had been unoccupied for a number of years. Following an improved appearance of the entrance, forecourt and stairwell during 2001 and 2002, we could achieve a low vacancy rate of 0.7% at the end of 2002, compared with 8% as at 31 December 2001.

Rebuilding and renovation work of CHF 21 million is planned for the 2003 financial year, with the object of maintaining the quality of our own portfolio.

WTF Holdings Ltd

Income generated from our 20% stake
During the reporting year, PSP Swiss Property's 20% stake in WTF generated investment income of CHF 4.5 million (previous year CHF 53.7 million). The market valuation of the properties was carried out by CB Richard Ellis, Zurich.

WTF operating results
WTF's core strategy is to generate profit by managing the lease income and value of the properties held for sale. Either individual properties or property portfolios may be sold as the market permits.

PSP Management Ltd is responsible for managing the WTF real estate portfolio and selling WTF properties. In order to achieve the greatest possible customer satisfaction, management services are provided in close consultation with Swisscom, the largest tenant. Optimisation of the rental space used by Swisscom is the key to WTF's success over the short to medium term, as well as maximizing the general leasing and physical condition of the properties. Despite the loss of the 4th largest tenant, due to insolvency, overall vacancy rate remained stable at 12.6% by the end of 2002 (end of 2001 12.8%).

WTF's sales programme got underway in the second half of 2002, with the sale of 15 properties, achieving prices of CHF 14.8 million. At the end of 2002, the WTF real estate portfolio consisted of 114 properties at a market value of CHF 1 284.5 million. Further information on the WTF portfolio is available on pages 100 to 111.

For its second financial year, WTF reports the following unaudited, consolidated financial figures in accordance with International Financial Accounting Standards (IFRS).

CHF	1 342.2	million total assets
CHF	1 284.5	million real estate investments
CHF	291.2	million shareholders' equity
CHF	28.7	million shareholders' loans
CHF	791.2	million long term bank debt
CHF	119.0	million operating income
CHF	12.9	million increase in the value of real estate investments
CHF	17.2	million operating expenses
CHF	101.8	million operating profit before financial expenses
CHF	4.9	million operating profit before taxes
CHF	18.2	million net income

Outlook for 2003

The economic slowdown has an impact on the Swiss property market. Persisting uncertainties and difficulties lead us to expect that commercial property markets will remain under pressure this year due to subdued demand. It is however essential to clearly differentiate between regional markets. Prime locations close to city centres are not nearly as badly affected by the current market situation as peripheral locations.

Excellent locations and high standards of quality are the primary features of our property portfolio, which has in the past been able to withstand periods of economic decline. We also believe that with our properties we are well positioned for the year ahead.

There is still a reasonable demand for small to medium-sized office space in the majority of our target regions. However, demand for larger office premises of over 1 000 m^2 is limited. We are therefore expecting substantial vacancy rates this year in the new building at Förrlibuckstrasse 181 in Zurich, acquired in December 2002, the renovation object at Förrlibuckstrasse 10 in Zurich, the premises in Bernerstrasse Süd 167, 169 in Zurich (current lease to expire at the end of March 2003) and both commercial properties SWING2/5 in Wallisellen (to be completed on 31 March 2003). Marketing initiatives for these attractive properties are now well underway.

For 2003, we are anticipating an average vacancy rate of approximately 8% for the portfolio overall. However, we believe that any negative impact on earnings is likely to be limited, as neither the properties acquired in December 2002, nor SWING2/5 have previously generated rental income.

EBITDA, excluding gains on real estate investments, of approximately CHF 132 million is predicted for the real estate investment segment in 2003. Based on the market outlook, we anticipate no significant changes from the revaluation of properties at the end of 2003.

Once again, quality enhancement and earnings enhancing growth will be our primary objectives for the 2003 financial year. Our goal will be to pursue exclusively investment opportunities that make sound business sense.

As part of the process of actively restructuring our portfolio, 17 properties worth around CHF 140 million have now been earmarked for sale. The vast majority of these properties are situated outside our target regions and sales negotiations are already at an advanced stage in a number of cases.


swisscom

Lausanne, Place St-Francois 15



Real Estate Services Segment

Business review
Income from real estate services has risen slightly by 1.8% to CHF 41.4 million, compared with last year's CHF 40.7 million. The increase is mainly attributable to the properties acquired by PSP Real Estate Ltd in 2001 and 2002 and the WTF management services contract, which commenced on 1 July 2001. In 2002, third party clients accounted for 68.9% of income from real estate services, compared with 65.4% in the previous year.

During the reporting period, operating expenses fell from CHF 33.1 million to CHF 31.6 million. While personnel expenses rose by 3.7% to CHF 21.6 million. This was mainly due to the fact that we had opened our Berne branch office on 1 July 2001 and set up our new Asset Management and Real Estate Trading business areas during the reporting period. The decrease in operating expenses is due to reduced fees for external services of CHF 1.9 million (previous year CHF 4.5 million). Last year we made greater use of external services to assess portfolio acquisitions and construction activities.

Operating profit before taxes increased by 25.2% to CHF 10.8 million, while net income was up by 28.2% to CHF 8.4 million.

Business operations
During the reporting year, 119 qualified employees working in this segment managed approximately 75 000 tenant relationships.

Rented properties consisted of around 26 000 residential apartments and some 1 900 000 m^2 of commercial premises – plus parking lots. The annual rental volume from all these properties amounts to some CHF 784 million, while the managed properties are worth approximately CHF 12.5 billion.

On acquisition of the former Verral Group (see page 19) at the end of 2002, we have submitted job offers to the employees of the subsidiary ImmoWest AG within our management company PSP Management Ltd.

The primary focus was still on floorspace audits and contractual amendments resulting from the acquisition of the Swisscom portfolio by PSP Real Estate Ltd and WTF in 2001. An additional task was the overall maintenance of management data, which is fundamental to any successful real estate MIS. Property lettings were another key area of activity.

At the end of 2002, the vacancy rate for the managed portfolio, including third party clients, was 4.3%, compared with 4.1% at the end of 2001.

In the face of client needs and the competitive environment, we have decided to focus our construction services on services provided in a fiduciary capacity. In future, we will apply our expertise to professional consultancy, technical management support, producing technical assessments of buildings and acting as construction agent. This will also enable us to provide reliable, comprehensive and technically competent services to our clients at all times. The necessary restructuring has been completed.

During the reporting year, we entered into 68 new construction management and fiduciary management services contracts. 21 of these agreements were for our own properties. Construction costs for all new projects amounted to CHF 55.3 million, with our own properties accounting for CHF 22.4 million. We have been managing the new SWING2/5 buildings in Wallisellen and the Lancy Office Center in Geneva as fiduciary agent. Neither property is included in the construction costs mentioned.

PSP Management Ltd is one of Switzerland's largest property management companies, noted for the extremely high quality of its standards.

Asset Management

Our Asset Management initiative got underway in March 2002. Since then, operations have been up and running for the PSP Swiss Property and WTF portfolios. The new business area will be responsible for optimising the value of our own real estate portfolio by implementing a targeted purchase and sales strategy. It is envisaged that these services will be offered to selective institutional investors. The Real Estate Trading business area, which has also been set up recently, works in close collaboration with the Asset Management unit. Real Estate Trading is responsible for dealing effectively and efficiently with the steadily growing volume of property purchase and sales transactions.

The Asset Management unit relies on a valuation and simulation tool developed internally, which enables to perform an extensive scenario and sensitivity analysis. In consideration of the quite specific economic features of each property, the evaluation is based on a bottom-up approach.

Due to the regular sensitivity analysis with regard to market parameters and the assessment of various risk factors, the Asset Management unit plays also a central role in strategic risk management. Moreover, the Asset Management model currently being developed will provide PSP Swiss Property with a valuable basis for balance sheet and cash flow management as well as performance planning.

Outlook for 2003

PSP Swiss Property is continuing to make both qualitative and quantitative additions to our real estate services. We aim to increase our managed assets of some CHF 12.5 billion in the medium term. In future, we will only take on mandates for fiduciary management services for our own portfolio and the third party portfolios managed by PSP Management Ltd.

In line with economic forecasts, we expect a weakening demand for business premises in 2003, possibly resulting in increased vacant space. Demand for housing in the major business centres, predominantly Zurich and Geneva, should remain strong, impacting favourably on vacancy rates in client portfolios.

We expect income from real estate services to be approximately CHF 43 million in 2003. EBITDA of approximately CHF 9 million is expected. This will be strongly influenced by income generated from acquisitions and sales activities. In order to ensure optimum client satisfaction, we are constantly adding to our services to keep up with the latest requirements.

Income from real estate services by client


CS Asset Management 10%
Other 8%
Zurich Financial Services 34%
PSP Real Estate Ltd 31%
WTF 17%


Zurich-Wallisellen, Handelszentrum

Human Resources and Infrastructure

At the end of 2002, the PSP Swiss Property Group had 179 employees – including 6 trainees –. 119 of them were working in real estate management and 9 in fiduciary management services. 51 employees were allocated between administration, the financial department, information technology and logistics. PSP Swiss Property's success is essentially based on the competence of its staff at all levels.

To ensure excellence in customer service, our staff attends both internal and external training and development courses on an ongoing basis. Five employees successfully completed a course of study leading to the "Real Estate Agents Diploma" last year. Internal seminars promote and assist communication within PSP Swiss Property.

Throughout Switzerland, approximately 700 people are employed with caretaker as their main or secondary occupation. They carry out property-related work and are managed by our property management staff. The expenses incurred for these caretakers are charged to the account of the respective properties.

We also attach great importance to infrastructure. Continuous improvement of internal procedures and state-of-the-art software support are the basis for efficient and effective services, above all in the real estate management business. We successfully implemented the initial phase of development of a new property management software, scheduled for the second half of 2002. This success has made us all the more determined to forge ahead with this development project in conjunction with three other major property management companies.

PSP Swiss Property Group's website at **www.psp.info** has been enlarged to include information on the Real Estate Trading business area and other facts and figures for investors. Visitors to our site can now find comprehensive information on

- Properties available for rent
- Real Estate Trading
- *Investor Relations*
- Real estate portfolio showing key data and graphics
- Introduction to PSP Swiss Property Group

At the end of 2002, the PSP Swiss Property Group had 179 employees.


CHANEL
CHANEL
CHANEL
Zurich, Bahnhofstrasse 39

Financial Statements

PSP Swiss Property Group
PSP Swiss Property Ltd

Consolidated Income Statement

(in CHF 1 000)	1 January to 31 December 2001	1 January to 31 December 2002	Note
Operating income			
Rental income	119 843	144 476	1
Net changes in fair value of real estate investments	128 803	81 146	10
Income from property sales	704	4 855	2
Income from investments in associated companies	53 729	4 513	
Income from real estate services	36 146	33 642	3
Total operating income	**339 225**	**268 632**	
Operating expenses			
Real estate operating expenses	-5 600	-6 651	4
Real estate maintenance and renovation expenses	-5 462	-5 761	5
Personnel expenses	-24 690	-24 578	6
Fees to subcontractors	-4 457	-1 912	
General and administrative expenses	-9 312	-8 618	7
Issue and organisational expenses	-779	0	
Depreciation on furniture, fixtures and equipment	-744	-746	14
Total operating expenses	**-51 044**	**-48 266**	
Operating profit before financial expenses	**288 181**	**220 366**	
Net financial expenses	-30 375	-33 066	8
Operating profit before taxes	**257 806**	**187 300**	
Taxes	-46 336	-34 787	9
Net income	**211 470**	**152 513**	
Net income excluding gains on real estate investments[1]	63 790	79 463	17
Earnings per share in CHF[2]	31.78	20.18	17

[1] Net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

[2] No diluted earnings per share are presented, as there is no dilutive effect

The notes are part of these consolidated financial statements.

PSP Swiss Property Group
Consolidated Balance Sheet

(in CHF 1 000)	At 31 December 2001	At 31 December 2002	Note
Assets			
Real estate investments	2 264 486	2 894 962	10
Investments in associated companies	53 733	58 246	11
Subordinated loans to associated companies	12 620	5 745	12
Intangible assets	0	392	13
Furniture, fixtures and equipment	3 308	3 062	14
Deferred tax assets	1 017	9 143	9
Total non-current assets	**2 335 164**	**2 971 550**	
Accounts receivable	19 504	16 646	
Other assets	891	755	
Marketable securities	7 101	0	15
Cash and cash equivalent	33 308	46 648	
Total current assets	**60 804**	**64 049**	
Total assets	**2 395 968**	**3 035 599**	
Shareholders' equity and liabilities			
Share capital	765 000	765 000	16
Capital reserves	389 136	376 040	
Retained earnings	288 479	403 217	
Fair value reserves	-1 832	-19 262	
Total shareholders' equity	**1 440 783**	**1 524 995**	
Long-term debt	275 000	545 100	8
Bonds	150 455	150 357	8
Deferred tax liabilities	57 944	93 307	9
Total non-current liabilities	**483 399**	**788 764**	
Accounts payable	22 283	54 742	
Short-term debt	368 000	615 000	8
Bonds	49 969	0	8
Other liabilities	31 534	52 098	
Total current liabilities	**471 786**	**721 840**	
Total shareholders' equity and liabilities	**2 395 968**	**3 035 599**	

The notes are part of these consolidated financial statements.

Zug, 20 February 2003, on behalf of the Board of Directors: Günther Gose, Chairman, and Fritz Jörg, Delegate and Chief Executive Officer

PSP Swiss Property Group
Consolidated Cash Flow Statement

(in CHF 1 000)	1 January to 31 December 2001	1 January to 31 December 2002	Note
Operating profit before taxes	257 806	187 300	
Net changes in fair value of real estate investments	-128 803	-81 146	10
Net financial expenses	30 375	33 066	8
Income from property sales	-704	-4 855	2
Depreciation on furniture, fixtures and equipment	744	746	14
Income from investments in associated companies	-53 729	-4 513	11
Changes in market value of marketable securities	-101	0	15
Interest paid	-24 754	-33 305	
Interest received	3 810	1 389	
Taxes paid	-9 163	-14 182	
Changes in assets and liabilities from operating activities:			
Accounts receivable/accounts payable, net	-7 400	12 076	
Other assets/other liabilities, net	2 175	32 060	
Cash flow from operating activities	**70 256**	**128 636**	
Purchases/sales of intangible assets, net	0	-392	13
Purchases/sales of furniture, fixtures and equipment, net	-983	-500	14
Purchases/sales of investments in associated companies	-4	0	11
Payout/repayment of loans to associated companies	-12 620	6 875	12
Purchases/sales of marketable securities	-7 000	7 101	15
Capital expenditures on real estate investments	-17 123	-17 769	10
Purchases of real estate investments	-630 011	-630 716	10
Sales of real estate investments	11 741	104 010	
Cash flow from investing activities	**-656 000**	**-531 391**	
Capital increase	248 381	0	
Purchases/sales of own shares, net	6 909	-13 095	
Increase/decrease of debt, net	373 000	466 965	
Dividend payment	-23 385	-37 775	
Cash flow from financing activities	**604 905**	**416 095**	
Changes in cash and cash equivalents	**19 161**	**13 340**	
Cash and cash equivalents at 1 January	14 147	33 308	
Cash and cash equivalents at 31 December	33 308	46 648	

The notes are part of these consolidated financial statements.

Consolidated Statement of Shareholders' Equity

(in CHF 1 000)	Share capital	Capital reserves	Retained earnings	Fair value reserves	Total share-holders' equity
At 31 December 2000	**591 668**	**307 178**	**100 393**	**-307**	**998 932**
Dividend payment			-23 384		-23 384
Capital increase on 12 July/14 August	173 332	90 133			263 465
Capital increase expenses		-15 083			-15 083
Fair value movements of interest rate hedging				-1 525	-1 525
Own shares		6 908			6 908
Net income			211 470		211 470
At 31 December 2001	**765 000**	**389 136**	**288 479**	**-1 832**	**1 440 783**
Dividend payment			-37 775		-37 775
Fair value movements of interest rate hedging				-17 430	-17 430
Own shares		-13 096			-13 096
Net income			152 513		152 513
At 31 December 2002	**765 000**	**376 040**	**403 217**	**-19 262**	**1 524 995**

The notes are part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Segment Information for the Business Year 2001

(in CHF 1 000)	Real Estate Investments	Real Estate Services	Eliminations[1]	Total Group
Operating income				
Rental income	119 843			119 843
Net changes in fair value of real estate investments	128 803			128 803
Income from property sales	704			704
Income from investments in associated companies	53 729			53 729
Income from real estate services		40 665	-4 519	36 146
Total operating income	**303 079**	**40 665**	**-4 519**	**339 225**
Operating expenses				
Real estate operating expenses	-9 992		4 392	-5 600
Real estate maintenance and renovation expenses	-5 589		127	-5 462
Personnel expenses	-3 834	-20 856		-24 690
Fees to subcontractors		-4 457		-4 457
General and administrative expenses	-2 300	-7 012		-9 312
Issue and organisational expenses	-779			-779
Depreciation on furniture, fixtures and equipment		-744		-744
Total operating expenses	**-22 494**	**-33 069**	**4 519**	**-51 044**
Operating profit before financial expenses	**280 585**	**7 596**		**288 181**
Net financial expenses	-31 413	1 038		-30 375
Operating profit before taxes	**249 172**	**8 634**		**257 806**
Taxes	-44 255	-2 081		-46 336
Net income	**204 917**	**6 553**		**211 470**
Net income excluding gains on real estate investments[2]	57 237	6 553		63 790
Total assets	**2 379 395**	**16 573**		**2 395 968**
Total liabilities	**934 397**	**20 788**		**955 185**
Capital expenditures	**17 123**	**0**		**17 123**

[1] Services relating to own properties

[2] Net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

The real estate investment segment exclusively invests in commercial properties.
As PSP Swiss Property Group is exclusively active in Switzerland, no geographical segment information is established.

PSP Swiss Property Group

Segment Information for the Business Year 2002

(in CHF 1 000)	Real Estate Investments	Real Estate Services	Eliminations[1]	Total Group
Operating income				
Rental income	144 476			144 476
Net changes in fair value of real estate investments	81 146			81 146
Income from property sales	3 663		1 192	4 855
Income from investments in associated companies	4 513			4 513
Income from real estate services		41 391	-7 749	33 642
Total operating income	**233 798**	**41 391**	**-6 557**	**268 632**
Operating expenses				
Real estate operating expenses	-12 327		5 676	-6 651
Real estate maintenance and renovation expenses	-5 808		47	-5 761
Personnel expenses	-2 953	-21 625		-24 578
Fees to subcontractors		-1 912		-1 912
General and administrative expenses	-2 143	-7 309	834	-8 618
Depreciation on furniture, fixtures and equipment		-746		-746
Total operating expenses	**-23 231**	**-31 592**	**6 557**	**-48 266**
Operating profit before financial expenses	**210 567**	**9 799**		**220 366**
Net financial expenses	-34 078	1 012		-33 066
Operating profit before taxes	**176 489**	**10 811**		**187 300**
Taxes	-32 379	-2 408		-34 787
Net income	**144 110**	**8 403**		**152 513**
Net income excluding gains on real estate investments[2]	72 252	8 403	-1 192	79 463
Total assets	**3 012 955**	**22 644**		**3 035 599**
Total liabilities	**1 491 214**	**19 390**		**1 510 604**
Capital expenditures	**17 769**	**0**		**17 769**

[1] Services relating to own properties

[2] Net income before net changes in fair values of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

The real estate investment segment exclusively invests in commercial properties.
As PSP Swiss Property Group is exclusively active in Switzerland, no geographical segment information is established.

Principles of Consolidation

Basis of preparation

The consolidated financial statements are based on the annual accounts of the wholly owned individual subsidiaries at 31 December 2002, which have been prepared in accordance with uniform accounting policies and valuation principles.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), and comply with Swiss law as well as with the requirements of the SWX Swiss Exchange's Listing Rules and the Additional Rules for the Listing of Real Estate Companies, which came into effect on 1 May 2001.

The Group's consolidated financial statements are based fundamentally on the historical cost convention, making allowances for adjustments arising from the revaluation of specific investments. The IASB adopted various new standards for the financial year commencing 1 January 2001. PSP Swiss Property Group has already adopted IAS 39 – Financial Instruments – and IAS 40 – Investment Property – as of 1 January 2000. No new standards have therefore been applied as of 1 January 2001 and 2002, which were relevant for PSP Swiss Property Group.

Method of consolidation

Subsidiaries

Subsidiaries are companies in which PSP Swiss Property Group directly or indirectly holds more than 50% of voting rights, or over which the Group can exert control by other means. The method of consolidation used is the purchase method. Any resulting goodwill is recognised as an asset and amortized according to its economic life respectively over a maximum period of 20 years. Subsidiaries are included in the accounts on a fully consolidated basis from the date of acquisition. Intercompany transactions are eliminated on consolidation.

On 18 December 2002, PSP Swiss Property Ltd acquired 100% of PSP West V AG (formerly Verral SA, Zurich) along with its three 100%-owned subsidiaries PSP West A AG (formerly Albert Hans AG, Zurich), PSP West S AG (formerly Sturzenegger + Schiess AG, Zurich) and PSP West I AG (formerly ImmoWest AG, Zurich). The company names were changed and the company's registered offices were moved to Opfikon on 18 December 2002. On 31 December 2002 only, the properties held by these companies were valued within the scope of the valuation of all properties. Therefore, neither a goodwill nor a badwill resulted on the acquisition of these companies.

Apart from the holding company PSP Swiss Property Ltd, none of these companies is listed on a stock exchange.

Associated companies

Associated companies are those, which are neither subsidiaries nor joint ventures and of which PSP Swiss Property Group owns between 20% and 50% of the voting rights. PSP Swiss Property exercises a significant influence, but does not have control over these companies. Associated companies are accounted for by the equity method of accounting.

Foreign currency translation

Income statements of foreign entities not establishing their financial statements in Swiss Francs are translated at average exchange rates for the year. The translation of the balance sheet positions is made at yearend exchange rates. Exchange differences arising from translations are classified as shareholders' equity until disposal of the net investment. On their disposal, the accumulated exchange differences are recognised in the income statement as part of the gain or loss on sale.

The consolidated companies include the following:

Company	Registered office	Share capital	Ownership	Method of consolidation
PSP Swiss Property Ltd	Zug, Switzerland	CHF 765 000 000	–	Full
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%, direct	Full
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%, direct	Full
PSP Finance Ltd	Jersey, Channel Islands	CHF 807 896	100%, direct	Full
PSP West V AG	Opfikon, Switzerland	CHF 4 740 000	100%, direct	Full
PSP West A AG	Opfikon, Switzerland	CHF 6 000 000	100%, indirect	Full
PSP West S AG	Opfikon, Switzerland	CHF 460 000	100%, indirect	Full
PSP West I AG	Opfikon, Switzerland	CHF 300 000	100%, indirect	Full

Real Estate

Investment property

In accordance with IAS 40, investment properties are stated at market value. An external, independent valuation company establishes a real estate portfolio valuation every six months. The appraisals are based on the open market value as defined by the Royal Institution of Chartered Surveyors (RICS) in its appraisal and valuation manual using the discounted cash flow method. The change in market value or the difference between the purchase price and the initial valuation is booked as income in the consolidated income statement.

Real estate used by the company itself

In accordance with IAS 16, property used by the company itself is stated at historical cost less scheduled depreciations over a maximum of 50 years. Where the company uses only part of a property it owns, utilisation of less than 25% is regarded as immaterial, which means that the whole property is stated at market value as an investment property. If the company itself uses more than 25% of the space, the whole property is stated in accordance with IAS 16.

Objects under construction

IAS 16 is applied for objects under construction (stated at historical cost) until their completion (ready to move in). Thereafter, such property is stated as investment property in accordance with IAS 40, whereby the difference between market value and acquisition cost is booked as income in the consolidated income statement.

Acquisition costs

All costs directly associated with the purchase and construction of a property, and all subsequent capital expenditures qualifying as acquisition costs and are capitalised. Interest expenses are not capitalised.

Subordinated loans to associated companies

Subordinated loans to associated companies are initially valued at cost. Non-fixed term loans are carried at cost, whereas fixed-term loans are valued at their amortised cost using the effective interest method. The value of loans granted is assessed at least once a year (impairment test) and a provision is taken through the profit and loss statement.

Intangible assets

Intangible assets are recorded at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life. The following range of useful lives is used:

Software	4 to 8 years

Furniture, fixtures and equipment

Furniture, fixtures and equipment are recorded at historical cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life. The following range of useful lives is used:

Office furniture, equipment	10 years
Office machines, hardware	4 to 5 years

Deferred taxes

Tax expense is calculated using the balance sheet liability method. Provision is made for deferred taxes wherever temporary differences exist between the tax base of an asset or liability and its carrying amount in the consolidated balance sheet for the year. Deferred tax assets and liabilities are measured on the basis of tax rates applicable in the respective jurisdictions in which the Group operates. Deferred tax rates applied to unrealised gains (losses) on real estate holdings reflect expected holding periods for individual properties in so far as the applicable tax rate is affected by such holding period. The holding period applicable to properties earmarked for sale is at least three years from the date of purchase and for all other properties 20 years. Tax-eligible loss carry-forwards are only recognised as deferred tax assets if there is a likelihood of deductibility from future taxable earnings.

Accounts receivable

Accounts receivable are stated at nominal value. Accounts receivables liable to default are evaluated on an individual basis, and provisions for bad debts are made accordingly.

Marketable securities

Securities include capital market investments, which are classified as available for sale and recognised at market value. Purchases of securities are initially booked at purchase price, after deduction of transaction costs, and are in subsequent periods valued at market value. Realised and unrealised profits and losses resulting from changes of the market value are reported in the income statement in the respective periods. Securities intended to be sold within twelve months after balance sheet date are classified as current assets.

Cash and cash equivalents

Liquid assets are shown on the balance sheet at cost and include cash, postal accounts and bank deposits as well as money market investments with maturities of 90 days or less.

Own shares

The company's own shares are reported at cost and offset against shareholders' equity. Sales proceeds received upon a disposal of own shares are directly taken to shareholders' equity.

Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently revalued at their fair values. The method of recognising the resulting gain or loss depends on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of future cash flows (cash flow hedge).

Changes in the fair values of derivatives that are designated as cash flow hedges and that are highly effective are recognised in shareholders' equity as fair value reserves. Amounts booked in shareholders' equity are transferred to the income statement and classified as income or expense in the same periods during which the hedged cash flows affect the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39 – Financial Instruments – any cumulative gain or loss existing in shareholders' equity at that time remains in shareholders' equity and is recognised in the income statement when the commitment or hedged cash flows ultimately are also recognised in the income statement. However, if hedged cash flows are no longer expected to occur, the cumulative gain or loss that was reported in shareholders' equity is immediately transferred to the income statement. Changes in the fair values of derivatives that are designated as fair value hedges are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability.

Changes in the fair values of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

The Group documents at the inception of the transaction the relationship between hedging instrument and hedged item as well as its risk management objectives and strategies for undertaking hedge transactions. The Group furthermore assesses on an ongoing basis whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Financial debt

Short and long-term financial debts in the form of bank credit lines and other loans, as well as any bank debts in the form of current account overdrafts, are stated at amortised cost.

Bonds

Bonds are recognised initially based on the proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortised cost using the effective yield method. Any difference between proceeds and the redemption value is recognised in the income statement over the lifetime of the bond.

Pension liabilities

Since the beginning of 2001, the Group funds a contribution-based pension scheme (before that date a defined benefit plan), which is legally independent from the Company. Pension assets are held by a legally independent pension fund. Contributions during the relevant period are charged to income.

Share option compensation plan

Share options were granted to the members of the Executive Board. The options were granted on the basis of the market price of the shares on the date of grant and are exercisable at different market prices, as shown in note 19 on page 56. No personnel expenses were recognised in relation to this. When the options are exercised, the proceeds received net of any transaction costs will be credited to share capital (nominal value) and capital reserves.

Risk Management

Basis

PSP Swiss Property Group attaches great importance to the identification, measurement and control of risks. The Board of Directors and Executive Board have compiled a list of all relevant risk factors that could lead to unexpected fluctuations in performance or to a loss of shareholders' equity. The potential effect of these risk factors on the cash flow and on the value of the company are regularly evaluated using scenario analysis. Recommendations for risks control measures are derived from the results of these evaluations. Certain risks are also recognised as opportunities. The aim in such cases is to achieve an appropriate balance between the possible losses that might result and the potential gains. Risks that primarily represent loss potential are minimized.

The scenario analysis is complemented by stress tests. These are used to quantify the consequences of extremely unfavourable events, which, while being highly unlikely, could in principle occur even in a normally functioning economic environment. If a stress test shows that a risk could threaten the normal continuation of business, this risk is strictly avoided. Catastrophe scenarios that assume a broad collapse of economic activity are discussed, but they do not form a basis for risk management at PSP Swiss Property.

A group-wide risk report is submitted to the Executive Board every three months and to the Board of Directors every half year and is discussed by these bodies.

Types of risk

The most important risks are associated with either a) specific developments on the real estate market, b) conditions on the financial market, c) tenant credit quality or d) company-specific factors.

General economic performance and structural changes are the main factors that effect the general and specific development of supply and demand on the office and commercial real estate market; this in turn influences the level of rents and the risk of vacancies. The financial markets have an influence via financing expenses, fund raising opportunities and the yield expectations of real estate investors (discount rate). Tenant credit quality correlates strongly with the state of the economy. By company-specific risk we mean all operational risks as well as the risk of losing key specialists or managers.

All of these risks are countered by appropriate selection and diversification of properties and tenants, as well as by adjustments to the lease expiry profile, construction measures, interest risk hedges and financing commitments, debt ratio management, and a continuous review of processes and procedures.

Financial Risk Management

Financial risk management within PSP Swiss Property Group follows principles laid down by the Board of Directors on capital structure and fixed interest rates. Group policy emphasizes debt management through variable and fixed interest-bearing debt. The Group is not exposed to any currency risk.

Scenario analysis is used to optimise fixed interest rates. Due attention is given here to the precise expiry structure of existing lease agreements, planned property purchases and sales, as well as the possible development of market rents, inflation and interest rates. Contrary to frequent opinion, this optimisation process does not necessarily lead to an equalisation of the average duration of liabilities with the average duration of contractually fixed rental income. In view of this conservative approach to financial risks, within a time horizon of up to five years the Group tends to prefer interest rate hedging in cases which are not completely certain, even if this means accepting higher overall financing expenses. This practice is governed by the following guidelines laid down by the Board of Directors.

The Group enters into hedge transactions to manage fixed interest rates and hedge risk positions arising from interest rate fluctuations. Interest rate swaps, interest rate options and interest rate futures can be used as hedging instruments. No positions are taken for speculative purposes. All hedging transactions are arranged with highly rated banking institutions. Consequently, there are no significant counterparty risks or bulk risks.

Financial risk management guidelines
The Board of Directors has laid down the following guidelines for financial risk management:

- Shareholders' equity should generally amount to at least 50% of non-current assets.
- Financial debt with floating rates should not exceed 20% of the value of the real estate portfolio.
- A balanced distribution of maturities for the fixed interest rates is aimed for.
- The interest coverage ratio (EBITDA excluding gains on real estate investments/net financial expenses) shall amount to a minimum of 2.0.

Risk diversification with investments
The Board of Directors has laid down the following diversification regulations for investment activity:

- Gross potential income per individual property shall represent a maximum of 10% of overall gross potential income of the existing real estate portfolio.
- Gross potential income to be generated from properties categorised as "Other locations" shall represent a maximum of 30% of overall gross potential income for the existing real estate portfolio.
- Reported value of investment of "Land and objects under construction" shall represent a maximum of 10% of the overall value of the portfolio.

Current developments
Various tables and charts in this annual report provide important information for assessing the diversification of real estate risks, such as development of gross potential income and vacancy rates by region (pages 84 to 85), gross potential income by type of use (page 19), expiry profile of lease contracts and tenant structure (pages 96 to 97), rental income by type of tenant (page 21). This information shows that PSP Swiss Property has a well diversified and balanced portfolio within the defined strategy.

In order to satisfy tenants' rising requirements while at the same time remaining competitive compared to newly built properties, we are always seeking to keep a high standard through renovation and reconstruction work.

The vacancy rate for the PSP Swiss Property portfolio rose from 3.8% at the end of 2001 to 5.6% at the end of 2002. This increase can be attributed mainly to the acquisition of the Verral portfolio in December 2002. We are confident that these vacancies can be reduced over the medium term. In view of the existing lease contracts and the quality of locations and buildings, we believe that there is only a small risk of significantly higher vacancies.

Note 8 on pages 47 to 48 provides information on the development of interest rate and financing risks. In general, the financial structure as at 31 December 2002 can be described as well balanced.

As at 31 December 2002, all of the guidelines laid down by the Board of Directors have been fulfilled.

Other Notes

(in CHF 1 000)	2001	2002
1. Rental income		
Gross potential income	123 333	147 520
Other income	911	1 611
Vacancy	-4 202	-4 501
Write-offs of defaulting tenants	-199	-154
Total rental income	**119 843**	**144 476**
2. Income from property sales		
Sales proceeds	12 145	106 400
Expenses for sales	-404	-2 390
Carrying value at end of preceding year	-11 037	-99 155
Total income from property sales	**704**	**4 855**

The income of CHF 4.855 million (previous year CHF 0.704 million) consists of CHF 5.612 million gains (previous year CHF 0.771 million) and CHF 0.757 million losses (previous year CHF 0.067 million).

(in CHF 1 000)	2001	2002
3. Income from real estate services		
Fees from real estate management services	23 218	25 104
Fees from construction services	5 506	4 043
Fees from trading	6 629	3 103
Fees from asset management	514	1 022
Other fees	279	370
Total income from real estate services	**36 146**	**33 642**
4. Real estate operating expenses		
Expenses for caretakers	1 423	2 080
Property insurance premium	936	1 051
Property taxes and fees	1 698	944
Utilities and waste management	1 039	1 106
Letting expenses	329	597
Administrative expenses	101	192
Other expenses	988	1 592
Ancillary expenses	-914	-911
Total real estate operating expenses	**5 600**	**6 651**
5. Real estate maintenance and renovation expenses		
Maintenance expenses	4 833	4 639
Renovation expenses	629	1 122
Total real estate maintenance and renovation expenses	**5 462**	**5 761**

(in CHF 1 000)	2001	2002

6. Personnel expenses

Wages and salaries	20 079	20 440
Social security expenses	2 138	2 038
Expenses for staff pension schemes	1 370	1 333
Other personnel expenses	1 103	767
Total personnel expenses	***24 690***	***24 578***
Employees at 31 December	173	179
Equal full-time employees	159	163

7. General and administrative expenses

Occupancy expenses	2 164	2 284
Information technology expenses	1 926	2 044
Other operating expenses	2 435	2 507
Other administrative expenses	2 787	1 783
Total general and administrative expenses	**9 312**	**8 618**

8. Financial positions

Financial income	-3 465	-925
Financial income from loans to associated companies	-669	-275
Financial expenses	34 356	34 333
Unrealised result of fair value hedging	-294	-477
Amortisation of issue expenses of bonds	447	410
Total net financial expenses	**30 375**	**33 066**

Long-term debt	275 000	545 100
Long-term bonds	150 455	150 357
Short-term debt	368 000	615 000
Short-term bonds	49 969	0
Total interest-bearing debt at 31 December	**843 424**	**1 310 457**
thereof maturing, with fixed interest rates of more than 1 year:		
2004	150 000	191 000
2005	0	139 500
2006	250 455	293 357
2007+	0	247 600

Average interest rate for the period	4.19%	3.49%
Average interest rate at 31 December	4.00%	2.83%

Long and short-term debt consists of loans borrowed from various banks in the form of advances, rollover financing or mortgage loans. Long-term debt means any loan granted under a credit agreement stipulating terms that can exceed one year, whereas short-term debt is any loan with maximal terms under one year. Of the CHF 545.1 million of long-term debt outstanding at the end of 2002, CHF 225.6 million was secured by mortgages on properties (previous year CHF 0 million).

Of the CHF 615.0 million of short-term debt outstanding at the end of 2002, CHF 0 million was secured by mortgages on properties (previous year CHF 0 million). As at 31 December 2002, besides the bank loans a long-term (unsecured) debt of CHF 4.5 million with a third party was outstanding (previous year CHF 0 million). As at 31 December 2002, CHF 150.1 million of financial liabilities with an amortisation obligation were outstanding (previous year CHF 0 million).

All financial covenants in the existing credit agreements were adhered to.

Based on debt outstanding as at 31 December 2002 with interest rates that are fixed for periods of less than 12 months, a 1% increase in interest rates would result in an increase in annualised interest charges of approximately CHF 4.4 million.

The details on the existing bond are presented below:

(in CHF 1 000)	Notional amount	Issue expenses to be amortised	Fair value adjustment	Carrying value at 31 Dec. 2001	Carrying value at 31 Dec. 2002
4.5% Notes, maturing 2002	50 000	-31	0	49 969	
4.625% Bond, maturing 2006	150 000	-1 749	2 204	150 455	
Total bonds	**200 000**	**-1 780**	**2 204**	**200 424**	
4.625% Bond, maturing 2006	150 000	-1 370	1 727		150 357
Total bonds	**150 000**	**-1 370**	**1 727**		**150 357**

The market value of the 4.625% bond with a nominal value of CHF 150 million, which matures in 2006, was CHF 156 562 500 at the end of 2002 (last trading day 30 December 2002) at a price of 104.375%.

The contract volumes and fair values of the existing derivative financial instruments (interest rate swaps) are presented below:

(in CHF 1 000)	Contract volume	Positive replacement value	Negative replacement value
At 31 December 2001			
Cash flow hedging, maturing 2004	150 000	0	3 767
Cash flow hedging, maturing 2006	100 000	0	2 140
At 31 December 2002			
Cash flow hedging, maturing 2004	150 000	0	8 177
Cash flow hedging, maturing 2005	100 000	0	3 301
Cash flow hedging, maturing 2006	100 000	0	8 431
Cash flow hedging, maturing 2007	200 000	0	12 208

The fair values of the interest rate swaps are calculated as the present values of future expected cash flows. Fair values are based on counterparty valuations. The existing interest rate swaps as at reporting date are used for hedging the loans in form of advances with floating rates against rising interest rates.

(in CHF 1 000)	2001	2002
9. Taxes		
Current income taxes	9 689	13 704
Current capital taxes	2 006	1 992
Deferred income taxes	34 641	19 091
Total taxes	**46 336**	**34 787**
Expected taxes	**64 451**	**46 825**
Increase/decrease resulting from:		
Differences in local tax rates	-20 121	-14 030
Capital taxes	2 006	1 992
Actual taxes	***46 336***	***34 787***

The expected average tax rate for the Group was 25% in both years. The actual tax rate was 18.6% for 2002 (previous year 18.0%).
The difference between the expected and actual tax rates in both years is mainly due to lower local tax rates, partly offset by annual capital taxes.

Deferred tax assets		
Interest rate hedge bond	407	319
Hedges interest rate swaps	610	6 421
Value adjustment PSP West Group	0	2 403
Total deferred tax assets	**1 017**	**9 143**

Deferred tax liabilities		
Unrealised gains on real estate property	53 240	88 196
Unrealised gains on investments in associated companies	4 209	4 563
Furniture, fixtures and equipment	358	407
Prepaid pension liabilities	112	141
Other deferred tax liabilities	25	0
Total deferred tax liabilities	**57 944**	**93 307**
Deferred tax liabilities, net	**56 927**	**84 164**

The net deferred tax liabilities at 31 December 2002 are mainly due to unrealised gains on real estate property. As at 31 December 2002, a total of CHF 0.4 million loss carry-forwards from the subsidiaries PSP West V AG and PSP West I AG were available to be offset against future income (previous year CHF 0 million).

As at 31 December 2002, provisions for current income and capital taxes of CHF 12.3 million were included in Other liabilities (previous year CHF 9.5 million).

As a result of applying the property gains tax rates, which would theoretically be due if all properties had been sold by 31 December 2002, deferred tax liabilities would increase by approximately CHF 42 million.

10. Real estate investments

(in CHF 1 000)	Properties	Investments under construction at cost	Total real estate investments[1]
Carrying value at 31 December 2000	**1 475 947**	**23 639**	**1 499 586**
Purchases/construction cost	566 694	63 317	630 011
Capital expenditures	17 123		17 123
Transfer of objects under construction to real estate investments	42 206	-42 206	0
Sales (carrying value at end of preceding year)	-11 037		-11 037
Net changes in fair value of real estate investments	128 803		128 803
Net changes in fair value of properties reported at 1 January 2001	*18 655*		*18 655*
Net changes in fair value of properties acquired during the period	*110 148*		*110 148*
Carrying value at 31 December 2001	**2 219 736**	**44 750**	**2 264 486**
Purchases/construction cost	519 019	111 697	630 716
Capital expenditures	17 769		17 769
Sales (carrying value at end of preceding year)	-99 155		-99 155
Net changes in fair value of real estate investments	81 146		81 146
Net changes in fair value of properties reported at 1 January 2002	*28 652*		*28 652*
Net changes in fair value of properties acquired during the period	*52 494*		*52 494*
Carrying value at 31 December 2002	**2 738 515**	**156 447**	**2 894 962**

[1] PSP Swiss Property Group exclusively invests in commercial properties

Fire insurance value at 31 December 2001	2 039 356	29 100	2 068 456
Fire insurance value at 31 December 2002	2 524 306	110 000	2 634 306

Income from property sales is shown in note 2 on page 46.

In respect of property holdings recognised in the accounts as at 1 January 2002, adjustments in the market value of properties as at the end of 2002 showed positive valuation differences totalling CHF 67.3 million (previous year CHF 56.2 million) and negative valuation differences totalling CHF 38.6 million (previous year CHF 37.5 million).

Market value adjustments are carried out on the basis of recurring (half-yearly) revaluations based on the discounted cash flow method, whereby the resulting change in fair value is reported in the consolidated income statement.

The property valuation report of the external, independent valuation company CB Richard Ellis, Zurich, on pages 58 to 59 shows the basis and assumptions adopted for valuation purposes.

An overview of the discount rates applied in the valuation of the portfolio as at 31 December 2002 is shown on pages 96 to 97.

Notarial and transfer fees in respect of the sale of all properties are estimated at approximately CHF 65 million.

Investments in or transactions involving associated companies are shown in notes 11 (pages 51 to 52), 12 (page 52) and 20 (pages 56 to 57). During the reporting period there were no property purchases or sales involving associated companies or persons.

Liabilities to general contractors for future construction work on the two current objects under construction SWING2/5 (completion 31 March 2003) in Wallisellen and Lancy Office Center (completion spring 2004) in Petit-Lancy (Geneva) amount to CHF 44.3 million (previous year CHF 58.3 million).

Note 8 on pages 47 to 48 provides details of financial positions. Properties with a carrying value of total CHF 404.5 million (previous year CHF 0 million) are pledged in favour of banks providing loans.

Further information in accordance with SWX Swiss Exchange's Additional Rules for the Listing of Real Estate Companies can be found on pages 84 to 97. This information is part of the notes to the consolidated financial statements.

11. Investments in associated companies

As at 31 December 2002 PSP Swiss Property Group has the following investments in associated companies:

Company	Registered office	Share capital	Ownership	Method of consolidation
WTF Holdings (Switzerland) Ltd	Hamilton, Bermuda	USD 12 000	20%	Equity

WTF Holdings (Switzerland) Ltd (WTF), which is not listed on any stock exchange, was established in Hamilton, Bermuda, on 8 March 2001. Lehman Brothers Real Estate Partners, Hamilton, is the majority shareholder, holding 80% of voting rights. During the reporting period PSP Swiss Property Ltd neither acquired further nor sold any shares.

Pursuant to a shareholders agreement between PSP Swiss Property Ltd and Lehman Brothers Real Estate Partners, dated 29 March 2001, WTF's business is limited to the holding, managing, leasing and disposing of the properties acquired from Swisscom. The shareholders have also agreed to restrictions on the transfer of their interests in WTF. In connection with the WTF financing, the WTF shares were pledged in favour of the financing bank in case that WTF should not fulfill its obligations.

Movements in the carrying value are shown below:

(in CHF 1 000)	2001	2002
Carrying value at 1 January	**0**	**53 733**
Purchases	4	0
Proportionate net income	54 618	3 624
Change of proportionate fair value reserves in shareholders' equity	-889	889
Carrying value at 31 December	**53 733**	**58 246**

12. Subordinated loans to associated companies

As at 31 December 2002, PSP Swiss Property Group had a subordinated claim of CHF 5.7 million out-standing against WTF Holdings (Switzerland) Ltd. The term of the loan, which was originally for CHF 14 million, extendable on an annual basis, originally ran until 28 March 2002 and was extended until 28 March 2003. During 2002, the loan of CHF 12.6 million was reduced through partial repayments of CHF 6.9 million to CHF 5.7 million. Interest is calculated monthly, based on the CHF LIBOR interest rate plus a margin. Furthermore, during the 2001 financial year, PSP Swiss Property Group generated CHF 0.2 million of income from short-term (not subordinated) loans, which were granted to the WTF Group and repaid in full during the 2001 financial year.

13. Intangible assets (software)

Carrying value at 1 January	0	0
Purchases	0	392
Carrying value at 31 December	**0**	**392**

14. Furniture, fixtures and equipment

Carrying value at 1 January	**3 070**	**3 308**
Purchases	985	510
Sales	-3	-10
Depreciation	-744	-746
Carrying value at 31 December	**3 308**	**3 062**
Accumulated depreciation	5 482	5 924
Fire insurance value at 31 December	8 782	9 102

15. Marketable securities

(in CHF 1 000)	2001	2002
Carrying value at 1 January	**0**	**7 101**
Purchases	7 000	0
Sales	0	-7 101
Result from change in market value	101	0
Carrying value at 31 December	**7 101**	**0**

The sold marketable securities represent a part of the own 4.625% bond listed on the SWX Swiss Exchange, which matures in 2006.

16. Share capital

PSP Swiss Property Ltd	Number of registered shares with a nominal value of CHF 100 each	Nominal value in CHF 1 000
Issued, fully paid-in share capital at 31 December 2000	**5 916 680**	**591 668**
Capital increase on 12 July 2001	1 479 170	147 917
Capital increase on 14 August 2001	254 150	25 415
Issued, fully paid-in share capital at 31 December 2001	**7 650 000**	**765 000**
Issued, fully paid-in share capital at 31 December 2002	**7 650 000**	**765 000**
Authorized share capital at 31 December 2000	**1 500 000**	**150 000**
Increase at General Meeting on 10 April 2001	1 000 000	100 000
Decrease through capital increase on 12 July 2001	-1 479 170	-147 917
Decrease through capital increase on 14 August 2001	-254 150	-25 415
Authorized share capital at 31 December 2001	**766 680**	**76 668**
Authorized share capital at 31 December 2002	**766 680**	**76 668**
Conditional share capital at 31 December 2000	**500 000**	**50 000**
Conditional share capital at 31 December 2001	**500 000**	**50 000**
Conditional share capital at 31 December 2002	**500 000**	**50 000**

The details on shareholders' equity are shown in the consolidated statement of shareholders' equity on page 37.

During the year 2002 the holding company PSP Swiss Property Ltd acquired and sold own shares. The details on the own shares are reported in the annual financial statements of the holding company PSP Swiss Property Ltd in note 2 on page 65.

Authority granted to the Board of Directors to determine how the authorized share capital should be applied terminates on 10 April 2003.

At the General Meeting of Shareholders on 1 February 2000, conditional share capital with a nominal value of CHF 50 million, divided into 500 000 registered shares with a nominal value of CHF 100 each, was created for the purpose of an equity compensation plan for the Executive Board. During the holding company's financial years 2001 and 2002, no shares were issued relating to the conditional share capital. Note 19 on pages 55 to 56 provides information on the options relating to the compensation plan.

17. Per share figures

Earnings per share is calculated by dividing the reported consolidated net income by the average number of shares outstanding during the period, while own shares are not taken into consideration.

	2001	2002
Weighted average number of shares	6 654 963	7 558 682
Net income in CHF 1 000	211 470	152 513
Earnings per share in CHF	**31.78**	**20.18**

The outstanding options, see note 19 on page 56, granted to the members of the Executive Board have no effect of dilution on earnings per share, as the average market price of the corresponding shares was below the exercise prices of the options.

The following figure "Earnings per share excluding gains on real estate investments" excludes the result from the net changes in fair value of own real estate investments and those of associated companies, as well as the realised income on property sales and all related taxes.

Weighted average number of shares	6 654 963	7 558 682
Net income excluding gains on real estate investments in CHF 1 000	63 790	79 463
Earnings per share excluding gains on real estate investments in CHF	**9.59**	**10.51**

Net asset value per share as follows:

Number of issued shares	7 650 000	7 650 000
Number of own shares	25 000	113 125
Number of outstanding shares	7 625 000	7 536 875
Shareholders' equity in CHF 1 000	1 440 783	1 524 995
Deferred taxes in CHF 1 000	56 927	84 164
Net asset value per share in CHF[1]	**188.96**	**202.34**
Net asset value per share before deferred taxes in CHF[1]	**196.42**	**213.50**

[1] Based on number of outstanding shares at 31 December, before dividend payment

18. Dividend

The Board of Directors of PSP Swiss Property Ltd is proposing a dividend payment of CHF 6.00 (previous year CHF 5.00) per registered share to the Annual General Meeting on 8 April 2003. The total dividend payment proposed amounts to CHF 45.9 million (previous year CHF 38.25 million).

19. Board of Directors and Executive Board

During the reporting period, non-executive members of the Board of Directors were paid total remuneration of CHF 0.16 million (previous year CHF 0.14 million). These payments also covered the additional mandates on the Boards of Directors of the subsidiaries PSP Real Estate Ltd and PSP Management Ltd.

The executive member of the Board of Directors and the other members of the Executive Board were paid total compensation of CHF 6.41 million during the reporting period (of which CHF 2.01 million as base salaries and CHF 4.4 million as bonuses). The payments made to the executive member of the Board of Directors also covered his additional mandates on the Boards of Directors of all of PSP Swiss Property Ltd's subsidiaries and associated companies. In the previous year, total compensation of CHF 4.43 million was paid – of which CHF 1.94 million as base salaries and CHF 2.49 million as bonuses. For further details, please refer to section 5.1 on page 80 on Corporate Governance (is not part of the audited notes).

The highest total compensation during the reporting period was the CHF 2.27 million (of which CHF 0.58 million as base salary and CHF 1.69 million as bonus) paid to one member of the Board of Directors, though no shares or options were allocated. Previous year CHF 0.58 million as base salary and CHF 0.96 million as bonus.

An additional member joined the Executive Board on 1 March 2002. One member left the Executive Board as at 31 December 2002, though he continues to work for PSP Management Ltd at the senior management level from 1 January 2003; the compensation paid to him during the reporting period is included in full in the total sum above. Another member of the Executive Board is leaving PSP Swiss Property Group as at 28 February 2003; the compensation paid to him during the reporting period is also included in the total sum mentioned above.

Following these two departures from the Executive Board as at 31 December 2002 respectively 28 February 2003, two members of the Executive Board have employment contracts that cannot be terminated before 31 December 2005. One member of the Executive Board has an employment contract that cannot be terminated before 28 February 2005. The fourth member of the Executive Board has an employment contract that can only be terminated on 12 months' notice. If any of these four members of the Executive Board are released, their annual salaries are guaranteed up until the dates mentioned above or until the expiry of the above-mentioned period of notice.

The four members of the Executive Board remaining after 28 February 2003 will receive severance payments if they leave PSP Swiss Property Group – as long as not for due causes. This payment is reduced by 25% for every year worked after 31 December 2004 or 29 February 2004 as applicable. Severance payment has been agreed with one member of the Executive Board which reduces to 25% of an annual salary on 31 December 2003 and to 0% of an annual salary on 31 December 2004. Full severance payment is equivalent to two years' salary for three members of the Executive Board and to one year's salary for one member of the Executive Board.

No severance payment was paid during the year under review (or in the previous year).

As at 31 December 2002, neither the non-executive members of the Board of Directors nor any of their closely related parties[1] hold any options on shares of PSP Swiss Property.

As at 31 December 2002, the executive member of the Board of Directors, the other members of the Executive Board and their closely related parties[1] hold a total of 402 240 options on shares of PSP Swiss Property (including the two members leaving the Executive Board).

[1] For the purposes of this note 19, closely related parties mean wives and minors.

The movements in the number of outstanding share options are as follows:

	2001	2002
Number of options at 1 January	312 240	312 240
Allocated	0	90 000
Number of options at 31 December	312 240	402 240

The details on the outstanding share options are as follows:

Expiry dates	Strike price in CHF	Number of options at 31 December 2001	Number of options at 31 December 2002
6 March 2004	173.65	104 278	111 778
6 March 2006	181.20	103 681	126 181
6 March 2008	196.30	104 281	164 281
Total number of options		**312 240**	**402 240**

The subscription ratio for all options is 1:1.

20. Related party transactions

Until mid-2002, one member of the Board of Directors represented Zurich Financial Services (voting rights in PSP Swiss Property Ltd as at end-2002 of approximately 22.3%). Another member of the Board of Directors represents Novartis Pension Fund. Two members of PSP Swiss Property's Executive Board sit on the Board of Directors of WTF Holdings (Switzerland) Ltd.

There are agreements for property management services with Zurich Financial Services, Novartis Group and WTF Group. The charged fees are between 3.5% and 4.5%, which represent market terms.

Zurich Financial Services is a tenant of several properties in PSP Swiss Property's portfolio. Locally rents were applied on signing the agreement. There is a service level agreement maintained with Zurich Financial Services for services relating to information technology. Until the end of September there was a service level agreement with Zurich Financial Services relating to personnel administration. As per 1 October 2002, Zurich Services, which provides this service, was sold to Mummert-Swicon AG. The terms of the mandate remain unchanged.

The following table provides an overview of the business relationships entered into with PSP Swiss Property Group:

(in CHF 1 000)	2001	2002
Income from services		
Zurich Financial Services	15 294	14 255
Novartis Group	6 360	1 877
WTF Group	3 856	6 915
Income from lease agreements		
Zurich Financial Services	15 569	13 529
PubliGroupe[1]	3 691	n.a.

At the end of the financial year, claims and liabilities of PSP Swiss Property Group were as follows:

Accounts receivable from		
Zurich Financial Services	5 373	7 718
Novartis Group	1 545	1 245
WTF Group	168	246
Accounts payable to		
Zurich Financial Services	2 772	257
Novartis Group	472	563
Converium[1]	480	n.a.

[1] For the reporting period 2002 not classified as related party any more

As in the previous year, a total of CHF 1.9 million was paid in 2002 for services (information technology, personnel administration) performed by Zurich Financial Services on behalf of PSP Swiss Property Group.

21. Subsequent events

No material events occurred since the balance sheet date.

To the Management of PSP Swiss Property Ltd

As instructed, for the purposes of your financial reporting, we have valued the PSP Swiss Property real estate portfolio, consisting of 123 properties, as at 31 December 2002.

We confirm that we have carried out the valuations as independent valuers, in accordance with internationally recognised valuation methods based on the principles laid down in the RICS (Royal Institution of Chartered Surveyors) Appraisal and Valuation Manual. We are familiar with the properties from inspections carried out between the end of 1999 and the end of 2002. The values quoted reflect our estimate of the Open Market Values as at 31 December 2002.

The Open Market Value recommended by CB Richard Ellis is based on the RICS definition as follows:

"An opinion of the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller; (b) that, prior to the date of valuation, there had been a reasonable period for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale, and that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation; (c) that no account is taken of any additional bid by a prospective purchaser with a special interest; and (d) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

To carry out this valuation, we applied a discounted cash flow calculation model. The basic parameters and assumptions on which it is based are listed in Annex A on the next page.

No deductions have been made for costs which might arise in the event of a change of ownership. Other costs, such as any agent's commissions, advertising materials, etc. have not been taken into account. Existing mortgages, debts, running operating costs or outstanding invoices and charges on the properties valued have not been taken into account.

The rental values indicated should be interpreted as guideline values which we assume to be realistic for the calculation of the income capitalization of the individual properties and cannot necessarily be utilised for other purposes, e.g. as open market values.

On the basis of the above, we estimate the market value of the 123 properties in the PSP Swiss Property real estate portfolio, as at 31 December 2002, to be CHF 2 738 515 000.

CB Richard Ellis AG
Charles Staerkle
Managing Director

Matthias Jäger
Property Consultant

Zurich, 10 January 2003

Annex A – Assumptions

In arriving at our total valuation assessment of CHF 2 738 515 000 we have undertaken discounted cash flow projections for each property. The model projects the cash flow for the next 11 years. The 11th year is utilised to generate the cash flow to calculate the residual value at the end of the 10th year.

We have adopted the following ranges when valuing the properties:

	Office Market rents per sq m p.a.	Retail Market rents per sq m p.a.	Storage Market rents per sq m p.a.	Car parking Market rents per p p.m.
Zurich (Canton)	CHF 160 – 800	CHF 290 – 2 800	CHF 70 – 200	CHF 50 – 400
Geneva (City)	CHF 230 – 700	CHF 230 – 2 800	CHF 60 – 150	CHF 100 – 360
Basel, Berne, Lausanne	CHF 170 – 310	CHF 160 – 1 000	CHF 60 – 100	CHF 50 – 300
Other regions	CHF 60 – 320	CHF 90 – 600	CHF 30 – 120	CHF 40 – 300

The table below sets forth the ranges of weighted averages of discount rates for the years one to ten, ranges and weighted averages of exit NOI yields for the 11th year and ranges of real rental growth rates that we have assumed:

	Discount rates			Exit NOI yields			Rental growth rate ranges (real)	
	Min.	Max.	Weighted average	Min.	Max.	Weighted average	Year 1-2	Year 3-11
Zurich (Canton)	5.05%	6.30%	5.47%	5.18%	6.30%	5.57%	0.00%-1.00%	0.00%
Geneva (City)	5.00%	5.55%	5.29%	5.25%	5.68%	5.37%	0.50%-0.70%	0.00%
Basel, Berne, Lausanne	5.36%	5.93%	5.58%	5.55%	6.18%	5.65%	0.00%-0.50%	0.00%
Other regions	5.68%	6.55%	6.04%	5.80%	6.68%	6.11%	0.00%-0.50%	0.00%

We have assumed that consumer price inflation will be 0.83% for 2003 and 1.10% for 2004, and a constant 1.00% per annum from 1 January 2005.

We have been provided by PSP Swiss Property with 5 year budget forecasts showing projected expenditure on non recoverable expenses, management and leasing costs, as well as repairs and maintenance costs which we have adopted for each individual property for the purposes of our valuation. Thereafter and for the residual period, we have applied CB Richard Ellis benchmark values of 5.00% of current potential income for repairs and maintenance costs plus 4.25% of total rental income for management and leasing costs (incl. marketing costs). For the non recoverable expenses we have adopted the value of year five of the budget forecast for the residual period. Unless the lease contracts indicate differently, we have assumed that in case of occupied space, all general expenses are recoverable from the tenants in accordance with the laws. All expenses, other than management and leasing costs which are linked to the rental income, have been inflated for the residual period at CPI + 0.50% p.a. In the aggregate and over the eleven year cash flow projection period, we arrived at median expenditures of 12.29% to 16.66% of current potential income depending on market conditions, building type, and tenancy.

Capital expenditure has been inflated at 3.00% per annum for 2003 and 2004, and at a constant rate of 1.30% per annum from 1 January 2005.

Report of the Group Auditors

Report of the group auditors to the general meeting of PSP Swiss Property Ltd, Zug

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes, pages 34 to 59 and 84 to 97) of PSP Swiss Property Group for the year ended December 31, 2002.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS), article 13 of the Additional Rules for the Listing of Real Estate Companies of the SWX Swiss Exchange and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Martin Frei Markus Schmid

Zurich, February 14, 2003



Geneva, Rue Adrien Lachenal 20

PSP Swiss Property Ltd
General Information

Formation / Objects
PSP Swiss Property Ltd was registered in the commercial register of the Canton of Zug on 28 July 1999. The purpose of the Company is to directly or indirectly acquire, hold and sell equity interests in companies operating in the property sector and to carry out financing activities on the Group's behalf.

Basis of preparation / Valuation principles
The preparation of PSP Swiss Property Ltd's financial statements is carried out in accordance with the provisions of Swiss company law and recognised business principles.

PSP Swiss Property Ltd

Income Statement

(in CHF 1 000)	1 January to 31 December 2001	1 January to 31 December 2002
Income		
Dividend income	36 050	49 600
Financial income	2 853	1 863
Total income	**38 903**	**51 463**
Expenses		
Personnel expenses	-440	-372
General and administrative expenses	-388	-591
Depreciation issue expenses	-3 067	-3 065
Financial expenses	-491	-112
Taxes	-176	-151
Total expenses	**-4 562**	**-4 291**
Net income	**34 341**	**47 172**

The notes are part of these financial statements.

PSP Swiss Property Ltd

Balance Sheet

(in CHF 1 000)	At 31 December 2001	At 31 December 2002
Assets		
Investments	1 112 536	1 233 532
Issue expenses to be amortised	12 260	9 195
Total non-current assets	**1 124 796**	**1 242 727**
Accounts receivable from third parties	337	17
Accounts receivable from subsidiaries	38 012	49 461
Loans to subsidiaries	45 000	38 000
Marketable securities	3 800	16 912
Cash	906	952
Total current assets	**88 055**	**105 342**
Total assets	**1 212 851**	**1 348 069**
Shareholders' equity and liabilities		
Share capital	765 000	765 000
Legal reserves (general reserves)	404 615	391 993
Legal reserves (reserves for own shares)	3 799	16 896
Retained earnings	39 063	47 985
Total shareholders' equity	**1 212 477**	**1 221 874**
Accounts payable to third parties	7	16
Accounts payable to subsidiaries	0	496
Debt from third parties	0	100 000
Debt from subsidiaries	0	25 000
Other liabilities	367	683
Total current liabilities	**374**	**126 195**
Total shareholders' equity and liabilities	**1 212 851**	**1 348 069**

The notes are part of these financial statements.

Notes to the Financial Statements

1. Investments

Company	Registered office	Share capital	Ownership 2001	Ownership 2002
PSP Real Estate Ltd	Opfikon, Switzerland	CHF 230 000 000	100%, direct	100%, direct
PSP Management Ltd	Opfikon, Switzerland	CHF 5 000 000	100%, direct	100%, direct
PSP Finance Ltd	Jersey, Channel Islands	CHF 807 896	100%, direct	100%, direct
PSP West V AG	Opfikon, Switzerland	CHF 4 740 000		100%, direct
PSP West A AG	Opfikon, Switzerland	CHF 6 000 000		100%, indirect
PSP West S AG	Opfikon, Switzerland	CHF 460 000		100%, indirect
PSP West I AG	Opfikon, Switzerland	CHF 300 000		100%, indirect
WTF Holdings (Switzerland) Ltd	Hamilton, Bermuda	USD 12 000	20%, direct	20%, direct

2. Own shares

	Number of registered shares with a nominal value of CHF 100 each	Cost in CHF
At 31 December 2000	**70 444**	**10 407 137**
Purchases from 1 January to 31 December 2001 (Average price CHF 151.94)	25 000	3 798 515
Sales from 1 January to 31 December 2001 (Average price CHF 152.00)	-70 444	-10 407 137
At 31 December 2001	**25 000**	**3 798 515**
Purchases from 1 January to 31 December 2002 (Average price CHF 148.65)	90 000	13 378 314
Sales from 1 January to 31 December 2002 (Average price CHF 149.65)	-1 875	-280 587
At 31 December 2002	**113 125**	**16 896 242**

3. Authorized and conditional share capital

	Number of registered shares with a nominal value of CHF 100 each	Nominal value in CHF 1 000
Authorized share capital		
At 31 December 2000	**1 500 000**	**150 000**
Increase at General Meeting on 10 April 2001	1 000 000	100 000
Decrease through capital increase on 12 July 2001	-1 479 170	-147 917
Decrease through capital increase on 14 August 2001	-254 150	-25 415
At 31 December 2001	**766 680**	**76 668**
At 31 December 2002	**766 680**	**76 668**
Conditional share capital		
At 31 December 2000	**500 000**	**50 000**
At 31 December 2001	**500 000**	**50 000**
At 31 December 2002	**500 000**	**50 000**

Authority granted to the Board of Directors to determine how the authorized share capital should be applied terminates on 10 April 2003.

At the General Meeting of Shareholders on 1 February 2000, conditional share capital with a nominal value of CHF 50 million, divided into 500 000 registered shares with a nominal value of CHF 100 each, was created for the purpose of an equity compensation plan for the Executive Board.

4. Major shareholders in accordance with Art. 663c of the Swiss Code of Obligation

To the knowledge of PSP Swiss Property Ltd **Zurich Financial Services,** Zurich, holds a total of 1 708 705 registered shares via its subsidiaries "Zurich" Insurance Company, Zurich, and "Zurich" Life Insurance Company, Zurich, corresponding to approximately 22.3% of voting rights, **Converium Ltd,** Zurich, holds 694 000 registered shares (corresponding to approximately 9.1% of total voting rights) and **PubliGroupe SA,** Lausanne, holds 387 700 registered shares (corresponding to approximately 5.1% of total voting rights).

5. Pledge agreements

In connection with the WTF financing, the shares of the 20% stake in WTF Holdings (Switzerland) Ltd with a carrying value of CHF 4 000 (unchanged to previous year) were pledged in favour of the financing bank.

6. Treatment of dividend payment (unchanged form previous year)

During the financial year 2002, PSP Swiss Property Ltd already posted the following dividends in respect of the financial year 2002. These dividends will be paid by the subsidiaries in 2003.

PSP Management Ltd (as decided by the Annual General Meeting of 20 February 2003)	CHF	6 900 000
PSP Real Estate Ltd (as decided by the Annual General Meeting of 20 February 2003)	CHF	10 000 000
PSP Finance Ltd (as decided by the Annual General Meeting of 13 February 2003)	CHF	32 700 000
Total	**CHF**	**49 600 000**

A total of CHF 36.05 million dividend payment was taken into account in the previous year (PSP Management Ltd CHF 5.75 million, PSP Real Estate Ltd CHF 0 million, PSP Finance Ltd CHF 30.3 million).

PSP Swiss Property Ltd

Proposal of the Board of Directors Concerning the Appropriation of Retained Earnings

Profit carried forward	CHF	813 390
Net income 2002	CHF	47 171 675
Retained earnings at 31 December 2002	**CHF**	**47 985 065**
Allocation to the legal reserves (general reserves)	CHF	0
6% dividend	CHF	-45 900 000
Balance carried forward	**CHF**	**2 085 065**

PSP Swiss Property Ltd

Report of the Statutory Auditors

Report of the statutory auditors
to the general meeting of
PSP Swiss Property Ltd, Zug

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes, pages 63 to 66) of PSP Swiss Property Ltd for the year ended December 31, 2002.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG
Martin Frei Markus Schmid

Zurich, February 14, 2003



Additional Information

1 Group structure and shareholders

1.1 Group structure


PSP Swiss Property Ltd
Holding Company
PSP Real Estate Ltd
Real Estate Investments
PSP West V AG
Real Estate Investments
PSP Management Ltd
Real Estate Services
PSP Finance Ltd
Financing Company

Listed holding company

Company	PSP Swiss Property Ltd
Registered office	Zug, Switzerland
Listing	SWX Swiss Exchange, Zurich
Market capitalisation at 31 December 2002	CHF 1 143.7 million
Symbol	PSPN
Security number	1042810

Non-listed participations

See note 1, page 65 of the PSP Swiss Property Ltd annual financial statements.

1.2 Major shareholders as at 31 December 2002

To the knowledge of PSP Swiss Property Ltd, **Zurich Financial Services**, Zurich, holds a total of 1 708 705 registered shares via its subsidiaries "Zurich" Insurance Company, Zurich, and "Zurich" Life Insurance Company, Zurich, corresponding to approximately 22.3% of voting rights, **Converium Ltd**, Zurich, holds 694 000 registered shares (corresponding to approximately 9.1% of voting rights) and **PubliGroupe SA**, Lausanne, holds 387 700 registered shares (corresponding to approximately 5.1% of voting rights). No shareholders' agreements have been entered into.

1.3 Shareholders as at 31 December 2002

Distribution of PSP Swiss Property shares as at 31 December 2002

Number of registered shares	Registered shareholders		Registered shares		**Total number of**
	Number	%	Number	in % of issued shares	**issued shares**[1]
1 – 100	262	37.1	12 913	0.2	
101 – 1 000	267	37.8	108 089	1.4	
1 001 – 10 000	129	18.3	494 442	6.4	
10 001 – 100 000	41	5.8	1 306 594	17.1	
100 001 – 382 499	4	0.6	642 669	8.4	
382 500 (5%) and above	3	0.4	2 790 405	36.5	
Total registered shareholders/shares	**706**	**100.0**	**5 355 112**	**70.0**	**5 355 112**
Total non-registered shares[2]				**30.0**	**2 294 888**
Total number of issued shares				**100.0**	**7 650 000**

[1] Of the total number of issued shares, the 113 125 own shares do not carry voting rights

[2] Shares which were not registered in the share register at 31 December 2002

Details on shareholders and registered shares as at 31 December 2002

	Registered shareholders		Registered shares	
	Number	%	Number	%
Individuals	474	67.1	213 078	4.0
Legal entities	232	32.9	5 142 034	96.0
(including nominees/trustees)	(26)	(3.7)	(200 345)	(3.7)
Total registered shareholders/shares	**706**	**100.0**	**5 355 112**	**100.0**
Switzerland	679	96.2	5 199 003	97.1
Europe (not including Switzerland)	25	3.5	153 928	2.9
North America	0	0.0	0	0.0
Other countries	2	0.3	2 181	0.0
Total registered shareholders/shares	**706**	**100.0**	**5 355 112**	**100.0**

1.4 Cross-shareholdings

There are no cross-shareholdings.

2 Capital structure of PSP Swiss Property Ltd

2.1 Share capital as at 31 December 2002

Share capital	Total	Number of registered shares	Nominal value per share
Share capital	CHF 765 000 000	7 650 000	CHF 100
Authorized share capital (until 10 April 2003)	CHF 76 668 000	766 680	CHF 100
Conditional share capital	CHF 50 000 000	500 000	CHF 100

2.2 Authorized and conditional share capital in particular

The authorized and the conditional share capital are governed by Articles 5bis and 5ter of the Articles of Association:

"Article 5bis Authorized share capital

(1) The Board of Directors is authorized to increase the share capital, by no later than 10 April 2003, by an amount not exceeding CHF 76,668,000 by issuing a maximum of 766,680 fully paid registered shares with a nominal value of CHF 100 per share. An increase in partial amounts is permitted.

(2) Underwriting and acquisition of the new shares, as well as each subsequent transfer of shares, are subject to the restrictions in Article 7 of these Articles of Association.

(3) The Board of Directors shall determine the date of issue of new shares, their issue price, the allocation of the excluded subscription rights, the method of payment and the start of dividend entitlement.

(4) The subscription rights of shareholders are excluded; the shares issued shall be used only as consideration for the acquisition of, or (for example in case of a placement of shares) for the financing of the acquisition of, real estate by the Company or a subsidiary or as consideration for the takeover of, or (for example in case of a placement of shares) for the financing of the takeover of, companies, parts of companies or participations by the Company or a subsidiary. Acquisition and takeover are only allowed within the framework of the purpose according to Article 4 of these Articles of Association."

"Article 5ter Conditional share capital

(1) The share capital can be increased by an amount not exceeding CHF 50,000,000 by issuing, to employees of the Company and of its subsidiaries, a maximum of 500,000 fully paid registered shares with a nominal value of CHF 100 per share. The subscription rights and the advance underwriting rights of shareholders are excluded. The issue of shares, or of warrants in respect thereof, or of a combination of shares and warrants, to employees is effected pursuant to regulations of the Board of Directors. The issue of shares, or of warrants in respect thereof, to employees can take place at a price below the stock exchange price.

(2) The acquisition of shares under the employee participation scheme, as well as each subsequent transfer of shares, are subject to the restrictions of Article 7 of these Articles of Association."

2.3 Changes of capital during the last three financial years

	Number of registered shares with a nominal value of CHF 100 each	Nominal value in CHF 1 000
Issued, fully paid-in share capital at 31 December 1999	**5 000 000**	**500 000**
Capital increase on 28 February 2000	916 680	91 668
Issued, fully paid-in share capital at 31 December 2000[1]	**5 916 680**	**591 668**
Capital increase on 12 July 2001	1 479 170	147 917
Capital increase on 14 August 2001	254 150	25 415
Issued, fully paid-in share capital at 31 December 2001	**7 650 000**	**765 000**
Issued, fully paid-in share capital at 31 December 2002	**7 650 000**	**765 000**

Legal reserves (general reserves)	
31 December 2000[1]	307 178
31 December 2001	404 615
31 December 2002	391 993

Legal reserves (reserves for own shares)	
31 December 2000[1]	10 407
31 December 2001	3 799
31 December 2002	16 896

Retained earnings	
31 December 2000[1]	28 804
31 December 2001	39 063
31 December 2002	47 985

[1] First financial year from 28 July 1999 to 31 December 2000

2.4 Shares, participation certificates, bonus certificates

The 7 650 000 issued registered shares described in section 2.1 on page 74 are fully paid in. Each share carries the right to dividend payments. Voting rights are described in section 6.1 on pages 80 to 81; the 113 125 own shares held as at 31 December 2002 do not carry voting rights. No preferential rights or similar rights have been granted.

As at 31 December 2002, no participation certificates or bonus certificates have been issued.

2.5 Transferability of registered shares and nominee registrations

The Annual General Meeting held on 4 April 2002 approved to make general amendments to the Articles of Association, including in particular Article 7 thereof, which deals with the share register and the nominees:

"Article 7 Share register, nominees

(1) The Company shall keep a share register in which the owners and usufructuaries of the registered shares are entered with name, address and nationality. Only those with valid entries in the share register are recognized by the Company as shareholders or usufructuaries.

(2) Purchasers of registered shares may submit a request to be entered, without limitation, as shareholders with voting rights in the share register, provided they expressly declare that they have acquired these registered shares in their own name and on their own account.

(3) Persons who do not expressly declare in the entry application that they hold the shares on their own account (hereafter "nominees") will, without further ado, be entered with voting rights in the share register up to a maximum of 2% of the share capital entered in the Register of Commerce. Nominees linked with each other by way of capital, voting power, management or otherwise, or acting in concert in order to circumvent this entry restriction, are regarded as one nominee. Over and above this limit, registered shares held by nominees will only be entered with voting rights when the nominee concerned reveals the names, addresses, nationalities and shareholdings of those persons on whose account he holds 0.5% or more of the share capital entered in the Register of Commerce.

(4) After interviewing registered shareholders or nominees, the Board of Directors is entitled to delete entries from the share register, with retroactive effect from the date of entry, should these have been obtained by misrepresentation. The affected shareholder or nominee must be immediately informed of the deletion.

(5) The Board of Directors settles the details and issues the necessary instructions to ensure compliance with the provisions set out above. The Board of Directors is authorized to conclude agreements with nominees about their duties of notification.

(6) The provisions of this Article 7 apply also to shares underwritten or acquired through the exercise of subscription or conversion rights or rights to exercise warrants."

As at 31 December 2002, no agreements have been entered into with nominees as described in the second sentence of Article 7 (5) of the Articles of Association.

2.6 Convertible bonds and options

As at 31 December 2002, there are no outstanding convertible bonds.

As at 31 December 2002, only the 402 240 options on PSP Swiss Property shares granted to the members of the Executive Board are outstanding. Further information about these options, such as expiry dates, strike prices, quantities and subscription ratio, is set out in note 19 on pages 55 to 56 of the consolidated financial statements. These 402 240 options may be used to subscribe for an equivalent number of registered shares with a par value of CHF 100 each, representing a total par value of CHF 40 224 000.

Depending on market conditions, the Board of Directors may comply with the share option plan by issuing new PSP Swiss Property shares out of conditional share capital (Article 5ter of the Articles of Association, see section 2.2 on page 74 above), or by buying such shares on the market.

3 Board of Directors

3.1 Members of the Board of Directors

Günther Gose, 1944, DE, Herrliberg, Dr.rer.nat., Chairman (Member since 7 February 2000, initially as Vice-Chairman and from 4 December 2001 as Chairman, appointed until the 2003 Annual General Meeting).

Degree in mathematics from Munich University, Assistant at the Institute of Numerical Mathematics at the Technical University at Braunschweig until 1976, doctoral thesis on numerical mathematics 1974.

Career history: from 1976 to 1990 various positions at Allianz Group (until 1983 assignments in product development and accounting at Allianz Life, until 1987 member of the Executive Board of Allianz Life, until 1990 Chief Executive Officer of the Nordrhein-Westfalen branch of Allianz). From 1990, member of the Zurich Group Executive Board, until 1994 responsible for life insurance, from 1994 also responsible for the Northern and Eastern Europe region, Chief Financial Officer for the Group from 1998 until retirement mid-2002.

Following his retirement from the Zurich Group mid-2002, Mr. Gose has acted independently, rather than under delegated authority, in performing his function as a member of the Board of Directors for PSP Swiss Property Ltd and its subsidiaries PSP Real Estate Ltd and PSP Management Ltd. As at 31 December 2002, Mr. Gose does not hold any directorships, which are subject to disclosure requirements, other than the positions held at PSP Swiss Property Ltd and its two subsidiaries referred to above.

Fritz Jörg, 1948, CH, Forch, Federal Estate Agents Diploma (SVIT), Delegate and Chief Executive Officer of the PSP Swiss Property Group (Member since 7 February 2000, appointed until the 2003 Annual General Meeting).

Career history: project manager for general contractors in Switzerland, Chief Executive Officer of Deggo AG, from 1996 Chief Executive Officer of Turegum Immobilien AG[1], Chief Executive Officer of PSP Swiss Property Group since the incorporation of PSP Swiss Property Ltd.

As at 31 December 2002, Mr. Jörg does not hold any directorships other than the positions held at PSP Swiss Property Ltd as well as at all of its subsidiaries and associated companies.

Gino Pfister, 1942, CH, Basel, degree in electrical engineering ETH, Member (Member since 7 February 2000, appointed until the 2003 Annual General Meeting).

Career history: Head of Planning and Control in the Pharmaceuticals Division of Ciba-Geigy, Executive Director of the Novartis Pension Fund.

As at 31 December 2002, Mr. Pfister holds directorships with subsidiaries of the Novartis Group and AEB Alternativ-Energie Birsfelden AG, in addition to the positions held at PSP Swiss Property Ltd and its two subsidiaries PSP Real Estate Ltd and PSP Management Ltd.

For information on the position of Zurich Financial Services as a major shareholder, please refer to section 1.2 on page 72. For information on PSP Swiss Property Group's existing business relations with Zurich Financial Services and the Novartis Group, please refer to note 20, pages 56 to 57 of the consolidated financial statements. There are no cross-involvements.

[1] A wholly owned subsidiary of Zurich Financial Services, Turegum Immobilien AG was the predecessor of PSP Management Ltd.

3.2 Elections and terms of office
All three members of the Board of Directors were initially elected on 7 February 2000 by an Extraordinary General Meeting. Their term of office expires on the date of the Annual General Meeting on 8 April 2003.

There is no limitation on the terms of office.

All three Board members are standing for re-election. The Board of Directors proposes to the Annual General Meeting on 8 April 2003 that these gentlemen be re-elected for a new term of three years, as stipulated in the Articles of Association, and that a fourth member of the Board of Directors be elected.

The Board of Directors aims to introduce a staggered renewal of the Board and therefore proposes to the Annual General Meeting on 8 April 2003 that the additional proposed member be elected to the Board of Directors for a reduced term of two years.

3.3 Internal organisational structure
3.3.1 Allocation of tasks within the Board of Directors

The Board of Directors exercises the powers conferred to it under Article 16 of the Articles of Association as a body. The Articles of Association do not provide for any specific allocation of tasks among Board members.

"Article 16 Powers

(1) The Board of Directors shall manage the business of the Company insofar as it is not reserved to the General Meeting or delegated under the terms of the by-laws (Article 17 of these Articles of Association).

(2) The Board of Directors has the following nontransferable and inalienable duties:
a) the ultimate management of the Company, the definition of the Group's strategy and the giving of the necessary directives;
b) the establishment of the organisation;
c) the structuring of the accounting system, the financial controls and the financial planning;
d) the appointment and removal of the persons entrusted with the management and the representation of the Company, and the establishment of the authorization to represent and to sign;
e) the ultimate supervision of the persons entrusted with the management, in particular in view of compliance with the law, the Articles of Association, the regulations and directives;
f) the preparation of the annual report, as well as the preparation of the General Meeting and the implementation of its resolutions;
g) the notification of the judge in the case of overindebtedness;
h) resolutions concerning an increase in share capital, insofar as this falls within the competence of the Board of Directors (Article 651 paragraph 4 CO), as well as concerning the ascertainment of capital increases and the amendments to the Articles of Association connected therewith;
i) the verification of the professional qualifications of the specially qualified auditors."

The individual Board members have the following special competencies: Mr. Günther Gose brings his financial expertise and management experience gained in financial services companies to his position as Chairman, Mr. Fritz Jörg brings his real estate experience to his position as Delegate and Chief Executive Officer of the PSP Swiss Property Group, and Mr. Gino Pfister, as Member, concentrates on institutional and investor aspects. The professional experience of the additional person proposed for election to the Board of Directors would potentially be of assistance to the Board of Directors in matters of strategic concern.

In addition to sitting on the Board of Directors of PSP Swiss Property Ltd, Mr. Gose, Mr. Jörg and Mr. Pfister are also members of the Board of Directors of both its subsidiaries, PSP Real Estate Ltd and PSP Management Ltd. Apart from these three directorships, Mr. Jörg also sits on the Board of Directors of the subsidiary PSP Finance Ltd, the Boards of Directors of the subsidiary PSP West V AG (formerly Verral SA) and its subsidiaries as well as the Boards of Directors of the associated company WTF Holdings (Switzerland) Ltd and its subsidiaries.

3.3.2 Committees of the Board of Directors

In view of the current size of the Board of Directors, Board members see no necessity in delegating tasks to committees. The Board of Directors ensures that it has sufficient time to deal with all major business issues at meetings attended by all Board members.

3.3.3 Work methods of the Board of Directors

In principle, four ordinary meetings of the Board of Directors are held annually. Between such meetings, extraordinary meetings may be called as required, and resolutions may be passed by written consent. The Secretary is responsible for keeping minutes of Board meetings and for recording any resolutions passed by written consent in the subsequent minutes.

The Chairman of the Board of Directors is in constant contact with the Delegate of the Board of Directors.

3.4 Definition of the areas of responsibility of the Board of Directors and the Executive Board
The Board of Directors has delegated the management and the representation of the Company to the Delegate of the Board of Directors (Chief Executive Officer), respectively the Executive Board, based on the provisions of Article 17 of the Articles of Association governing the delegation of duties, and as permitted by law. The Board of Directors determines the levels of authority applying to any decisions to be made by the Delegate in consultation with the Chairman and any decisions which the Delegate has power to make on his own, respectively in consultation with the members of the Executive Board.

3.5 Information and control instruments vis-à-vis the Executive Board
The Chief Financial Officer and the Chief Operating Officer, and if requested by the Chief Executive Officer additional members of the Executive Board, attend all ordinary meetings held by the Board of Directors for the purpose of ensuring direct communication between the Board of Directors and the Executive Board and an appropriate level of control.

The Board of Directors is regularly informed of key financial figures and any financial and operational risks to which the PSP Swiss Property Group may be exposed (pages 44 to 45 of the consolidated financial statements contain information on risk management).

No internal auditors have been appointed to date. However, the Board of Directors liaises directly with the Statutory Auditors and is entitled to assign special auditing duties to them if required (see section 8 on page 82).

4 Executive Board
4.1 Members of the Executive Board

Fritz Jörg, 1948, CH, Forch, Federal Estate Agents Diploma (SVIT), Chief Executive Officer (has held this position since July 1999). See section 3.1 on pages 76 to 77 above.

Luciano Gabriel, 1953, CH, Wollerau, Dr.rer.pol., Chief Financial Officer (has held this position since 1 January 2003; Head of Asset Management from 1 March to 31 December 2002).

Career history: after working as an assistant in economics at the University of Berne, Mr. Gabriel spent several years working for Union Bank of Switzerland in Zurich, London and Milan, where he held management positions in Corporate Finance, Risk Management, International Corporate Account Management and Business Development. He was subsequently responsible for Corporate Finance and Group Treasury at Zurich Financial Services.

As at 31 December 2002, Mr. Gabriel does not hold any directorships, which are subject to disclosure requirements, other than the positions held at the subsidiary PSP West V AG and its subsidiaries as well as the associated company WTF Holdings (Switzerland) Ltd and its subisidaries.

Peter Abplanalp, 1946, CH, Pfaffhausen, certified accountant, Chief Operating Officer (has held this position since July 1999).

Career history: manager of the Financial Departments of several general contractors in Switzerland, member of the Executive Board of Deggo AG, member of the Executive Board of Turegum Immobilien AG[1].

As at 31 December 2002, Mr. Abplanalp holds no directorships.

Hans Peter Egloff, 1960, CH, Gebenstorf, Federal Estate Agents Diploma (SVIT), Head of Real Estate Services (has held this position since July 1999).

Career history: management positions at Deggo AG, member of the Executive Board of Turegum Immobilien AG[1].

Political post: from 1994 to 2001 member of the municipal council of Gebenstorf (departments: education, finance, taxes).

As at 31 December 2002, Mr. Egloff holds no directorships.

[1] A wholly owned subsidiary of Zurich Financial Services, Turegum Immobilien AG was the predecessor of PSP Management Ltd.

Piero Ruprecht, 1952, CH, Dübendorf, leaves the Executive Board on 31 December 2002. On 1 January 2003, his Construction Services division is integrated into the Real Estate Services division, as the newly created Construction Agent department, which he will continue to head.

Felix Fischer, 1949, CH, Niederglatt, Chief Financial Officer until 31 December 2002, is leaving the Executive Board and the PSP Swiss Property Group on 28 February 2003.

4.2 Management contracts
There are no management contracts with companies outside the Group.

5 Compensations, shareholdings and loans
5.1 Content and determination of the compensations and of the share option plan
The non-executive members of the Board of Directors are entitled to a remuneration, which is determined by the Board of Directors.

The executive member of the Board of Directors and the other members of the Executive Board receive an annual salary consisting of a base salary and a bonus payment. For the purposes of the pension scheme, only the base salary is insured. For the purposes of this section, the additional contributions made by the Company to the pension scheme of these beneficiaries, over and above those payable under the standard occupational pension scheme, are added to the base salary. These additional contributions allow for early retirement at the age of 62. The bonus is calculated on the basis of net profit per share of the respective financial year, but is only payable in the subsequent year. For example, the 2001 bonuses were calculated on the basis of net profit per share of 2001, but paid out in 2002. In addition, the executive member of the Board of Directors and the other members of the Executive Board participate in a share option plan. The Board of Directors is responsible for allocating such benefits.

5.2 Compensations for acting members of the Board of Directors and of the Executive Board
Please see note 19 on pages 55 to 56 of the consolidated financial statements.

5.3 Compensations for former members of the Board of Directors and of the Executive Board
During the reporting year, no compensations were paid to former members of the Board of Directors and of the Executive Board.

5.4 Share allotment during the reporting year
During the reporting year, no PSP Swiss Property shares were allotted at a discount to the current stock exchange price.

5.5 Share ownership
As at 31 December 2002, a total of 110 PSP Swiss Property shares are held by the non-executive members of the Board of Directors and by their closely linked parties [2].

As at 31 December 2002, a total of 18 875 PSP Swiss Property shares are held by the executive member of the Board of Directors and by the other members of the Executive Board, including their closely linked parties [2].

5.6 Options
For details on the options on PSP Swiss Property shares, allotment during the reporting year and number outstanding as at 31 December 2002, see note 19 on pages 55 to 56 of the consolidated financial statements.

5.7 Additional fees and remunerations
During the reporting year, no additional fees and remunerations were paid to members of the Board of Directors or of the Executive Board, or to any of their closely linked parties [2], in consideration of additional services provided to the PSP Swiss Property Group.

5.8 Loans to members of the Board of Directors or of the Executive Board
During the reporting year, no loans were granted to members of the Board of Directors or of the Executive Board, or to any of their closely linked parties [2], and there are no respective claims towards these individuals as at 31 December 2002.

5.9 Highest total compensation
Please see note 19 on pages 55 to 56 of the consolidated financial statements.

6 Shareholders' participation rights
6.1 Voting-rights restrictions and representation
According to Article 13 of the Articles of Association, each share confers on the owner or usufructuary thereof, who is entered in the share register as shareholder with voting rights, the right to cast one vote.

The Articles of Association do not provide for any voting–rights restrictions.

The right to attend General Meetings and to be represented by proxy are governed by Article 12 of the Articles of Association.

"Article 12 Right to attend, representation
(1) All shareholders that – at the record date fixed in each case by the Board of Directors – are entered in the share register as shareholders with voting rights, are entitled to attend the General Meeting and to exercise the voting rights.

[2] For the purposes of this section, closely linked parties mean wives and minors.

(2) A shareholder entered in the share register as shareholder with voting rights who cannot attend the General Meeting personally may authorize another shareholder with voting rights to represent him at the General Meeting by means of a written proxy to be submitted to the Company. This provision shall be subject to paragraph 3 below.

(3) Representatives of corporate bodies of the Company and representatives of deposited shares and independent representatives designated by the Company need not be shareholders. Minors and wards may be represented by their legal representatives, married persons by their spouses, and legal entities by a person authorized to bind them by his signature, even if such persons are not shareholders."

6.2 Quorums stipulated by the Articles of Association

No quorum exceeding that prescribed by law is required under the Articles of Association in order to pass resolutions at General Meetings. According to Article 15 (1) of the Articles of Association, the General Meeting passes its resolutions and carries out its elections with an absolute majority of the share votes represented, if not otherwise required by law.

6.3 Calling the General Meeting, shareholders' right to request the inclusion of an agenda item

Calling the General Meeting, the procedure for calling a General Meeting, the right to call General Meetings and the right to request the inclusion of an agenda item are governed by Articles 10 and 11 of the Articles of Association, as set out below:

"Article 10 Calling the General Meeting

(1) The General Meetings are called by the Board of Directors, if necessary by the Statutory Auditors. The General Meetings can also be called by the liquidators and by the representatives of bondholders.

(2) The Annual General Meeting shall be held annually within six months after the close of the business year. Extraordinary General Meetings shall be called whenever deemed necessary.

(3) General Meetings must be called if requested in writing, with details of the agenda items and the proposals connected therewith, by shareholders with voting rights who together represent at least 10% of the share capital."

"Article 11 Procedure for calling a General Meeting, right to request the inclusion of an agenda item

(1) The General Meeting is called by publication of the invitation in the Swiss Official Gazette of Commerce, at least 20 days before the day of the meeting. The publication shall state the agenda items, as well as the proposals of the Board of Directors and of the shareholders who have requested the calling of a General Meeting or the inclusion of an item in the agenda.

(2) Shareholders with voting rights who together represent shares with a nominal value of at least one million Swiss Francs may request, at least 45 days before the day of the meeting, items to be included in the agenda. Such request must be submitted in writing stating the proposals.

(3) No resolutions can be passed on proposals regarding matters which have not been announced in this manner except regarding the proposals to call an Extraordinary General Meeting or to carry out a special audit. Proposals regarding items on the agenda and discussions not followed by resolutions do not need to be announced in advance.

(4) The annual report and the auditors' reports shall be available for inspection by the shareholders at the Company's registered office at least twenty days before the Annual General Meeting, and this must be announced in the invitation to the General Meeting. Any shareholder may request immediate delivery of a copy of these documents."

6.4 Record date for entries in the share register

According to Article 12 (1) of the Articles of Association, the Board of Directors is responsible for setting the record date by which entries in the share register must be made for the purpose of attending General Meetings (see section 6.1 above on pages 80 to 81). Shareholders are informed of this record date in the notice convening the General Meeting.

For further information, please refer to Article 7 of the Articles of Association applying to the entry of shareholders and usufructuaries of PSP Swiss Property shares in the share register, as set out in section 2.5 on page 76 above.

7 Changes of control and defence measures

7.1 Duty to make an offer

The Articles of Association do not provide for any "opting out" or "opting up" arrangements within the meaning of Articles 22 respectively 32 SESTL. A former "opting up" provision was removed from the Articles of Association by the Annual General Meeting held on 4 April 2002.

7.2 Change of control clauses

With the exception of the salary guarantees and severance payments disclosed in note 19, pages 55 to 56 of the consolidated financial statements, no change of control clauses has been agreed.

8 Statutory Auditors and Group Auditors

8.1 Duration of the mandate and term of office of the head auditor

PricewaterhouseCoopers AG, Zurich, assumed its existing auditing mandate in February 2000 (entry made in the journal of the Zug Commercial Registry on 4 February 2000). It was re-elected as Statutory Auditors and as Group Auditors for the 2002 financial year by the Annual General Meeting held on 4 April 2002.

The head auditor responsible for the existing auditing mandate took up office in February 2000.

8.2 Auditors' fees

For the reporting year, so far auditors' fees of CHF 120 000 were charged. The total costs for auditing the 2002 financial statements respectively the 2002 consolidated financial statements are estimated to be CHF 250 000.

8.3 Additional fees

For the reporting year, so far additional fees of CHF 47 080 were charged. This includes tax and financial statements advises as well as various advises concerning acquisitions and newly laid down rules by the SWX Swiss Exchange. The total cost of additional fees is estimated to be CHF 210 000.

8.4 Supervisory and control instruments vis-à-vis the Statutory Auditors

The Board of Directors liaises directly with the Statutory Auditors regarding the annual audit work to be carried out and discusses the results of such audits. On request, representatives of the Statutory Auditors attend meetings of the Board of Directors in which such matters are discussed. As described in section 3.5 on page 79 above, the Board of Directors is also entitled to assign special auditing duties to the Statutory Auditors if required.

9 Special Auditors

On 4 April 2002, the Annual General Meeting re-elected Dr. Rietmann & Partner AG, St. Gall, Special Auditors for the 2002 financial year (to perform special audits for the purpose of capital increases in accordance with Article 20 (3) of the Articles of Association).

The services of the Special Auditors were not required during the reporting year and therefore no auditors' or other fees were charged.

10 Information policy

PSP Swiss Property Ltd keeps its shareholders supplied with full and up-to-date information, ensuring optimum transparency.

Financial reporting consists of semi-annual and annual reports. Financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), in compliance with Swiss law and the standards laid down by the SWX Swiss Exchange's Listing Rules and Additional Rules for the Listing of Real Estate Companies (in effect since 1 May 2001).

Investor Relations

Vasco Cecchini, phone +41 (0)1 625 57 23
E-mail investor.relations@psp.info

www.psp.info

Additional information and all publications (including this Annual Report) are available on our website.


Petit-Lancy
Genève
ZSCHOKKE

Petit-Lancy (Geneva) [illegible] (completion spring 2004)

PSP Swiss Property Group
Key Financial Figures by Area

Areas	Number of properties	Rental income	Operating expenses	Maintenance and renovation	Net rental income	In % of total	Gross potential income[1]
(in CHF 1 000, at 31 December)							
Zurich							
2002	55	66 393	3 975	2 040	60 378	47.8%	96 547
2001	46	56 396	2 940	2 224	51 233	49.1%	65 053
Geneva							
2002	15	21 438	2 434	840	18 165	14.4%	25 481
2001	14	16 513	2 366	1 068	13 080	12.5%	17 552
Lausanne, Basel and Berne							
2002	21	25 631	2 125	1 005	22 500	17.8%	25 059
2001	21	18 685	1 838	707	16 139	15.5%	24 737
Other locations							
2002	32	31 014	3 626	1 924	25 464	20.2%	29 612
2001	36	28 249	2 849	1 590	23 810	22.8%	33 593
Objects under construction							
2002	2	n.a.	167	n.a.	-167	-0.1%	n.a.
2001	1	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Overall total portfolio							
2002	**125**	**144 476**	**12 327**	**5 809**	**126 340**	**100.0%**	**176 700**
2001	**118**	**119 843**	**9 992**	**5 589**	**104 262**	**100.0%**	**140 934**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 31 December, based on the existing lease agreements
[2] Potential market rent corresponds to the market rent as determined by CB Richard Ellis
[3] Based on CB Richard Ellis valuation
[4] Open market value estimated by CB Richard Ellis resp. cost value as per reporting date for objects under construction
[5] Rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
[6] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
[7] As per reporting date
[8] In % of gross potential income

In % of total	Potential market rent[2]	In % of total	Net changes in fair value[3]	Market value properties[4]	In % of total	Implied yield gross[5]	Implied yield net[6]	Vacancy rate[7, 8]	Vacancy in m²[7]
54.6%	96 086	54.1%	37 459	1 523 647	52.6%	5.9%	5.4%	7.0%	27 608
46.2%	67 026	46.1%	67 498	1 098 618	48.5%	6.1%	5.6%	1.5%	5 358
14.4%	25 366	14.3%	18 010	415 725	14.4%	6.2%	5.2%	1.6%	1 216
12.5%	18 577	12.8%	15 542	285 270	12.6%	6.3%	5.0%	1.2%	907
14.2%	26 253	14.8%	6 561	396 736	13.7%	6.6%	5.8%	1.7%	4 135
17.6%	25 904	17.8%	10 981	388 537	17.2%	6.3%	5.5%	1.5%	2 090
16.8%	30 051	16.9%	19 117	402 407	13.9%	6.9%	5.7%	7.7%	15 162
23.8%	33 958	23.3%	34 782	447 311	19.8%	7.3%	6.1%	11.1%	28 235
n.a.	n.a.	n.a.	n.a.	156 447	5.4%	n.a.	n.a.	n.a.	n.a.
n.a.	n.a.	n.a.	n.a.	44 750	2.0%	n.a.	n.a.	n.a.	n.a.
100.0%	**177 756**	**100.0%**	**81 146**	**2 894 962**	**100.0%**	**6.3%**	**5.5%**	**5.6%**	**48 121**
100.0%	**145 465**	**100.0%**	**128 803**	**2 264 486**	**100.0%**	**6.4%**	**5.6%**	**3.8%**	**36 590**

31 December 2002 Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Zurich area							
Effretikon, Bahnhofstr. 28	2 921	1 887	1 716	0	285	3 888	46
Effretikon, Vogelsangstr. 15	1 676	3 682	0	0	0	3 682	61
Kilchberg ZH, Seestr. 40,42	3 401	2 474	0	102	364	2 940	34
Rüschlikon, Moosstr. 2[6]	6 798	5 230	0	0	3 608	8 838	111
Wallisellen, Handelszentrum	4 131	3 374	111	0	1 114	4 599	89
Wallisellen, Richtistr. 3	5 578	7 357	0	0	0	7 357	122
Wetzikon ZH, Usterstr. 56	1 371	894	0	0	28	922	26
Zollikerberg, Bühlstr. 1	306	2 274	0	0	0	2 274	50
Zollikon, Alte Landstr. 101	1 664	765	423	0	0	1 188	31
Zurich, Albulastr. 57	1 266	2 489	0	0	186	2 675	53
Zurich, Alfred Escherstr. 17	275	895	0	0	12	907	0
Zurich, Altstetterstr. 124/Herrligstr.	3 782	12 415	494	0	0	12 909	107
Zurich, Bahnhofstr. 39	1 093	2 209	1 355	0	0	3 564	7
Zurich, Bernerstr. Süd 167,169	3 967	12 013	622	0	0	12 635	156
Zurich, Binzring 15/17	33 878	39 520	0	1 283	725	41 528	141
Zurich, Bleicherweg 10	719	2 685	167	0	43	2 895	2
Zurich, Börsenstr. 18	344	938	483	0	0	1 421	0
Zurich, Dufourstr. 56	900	2 595	0	0	116	2 711	12
Zurich, Flüelastr. 7	1 296	2 972	300	0	98	3 370	65
Zurich, Förrlibuckstr. 10	4 122	7 214	0	0	1 088	8 302	88
Zurich, Förrlibuckstr. 60/62	10 382	20 500	0	415	4 155	25 070	305
Zurich, Förrlibuckstr. 66[6]	2 055	4 664	0	143	2 331	7 138	86
Zurich, Förrlibuckstr. 110[6]	2 963	10 741	389	99	477	11 706	64
Zurich, Förrlibuckstr. 151 (parking)[6]	3 495	0	1 737	0	0	1 737	1 005
Zurich, Förrlibuckstr. 178-180[6]	3 538	8 898	1 240	490	71	10 699	101
Zurich, Förrlibuckstr. 181[6]	1 789	4 155	0	145	305	4 605	39
Zurich, Füsslistr. 6	907	1 629	821	0	712	3 162	4
Zurich, Genferstr. 23	343	945	0	0	22	967	0
Zurich, Hardturmstr. 131-135[6]	6 236	22 676	0	879	1 798	25 353	52
Zurich, Hardturmstr. 161/Förrlibuckstr. 150[6]	8 225	31 122	635	284	4 878	36 919	87
Zurich, Hardturmstr. 169-175[6]	5 189	13 145	825	126	4 834	18 930	41
Zurich, Hardturmstr. 181-185[6]	6 993	20 617	0	0	39	20 656	187
Zurich, Hottingerstr. 10-12	1 922	3 070	0	152	534	3 756	17

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
[3] Year of last overall renovation
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment
[6] These properties have been acquired in 2002

Gross potential income in CHF	Vacancy rate[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
614 826	13.0%	5.7%	1963	1994	1.10.1999	R	SO	100.0%
648 492	0.5%	6.1%	1991		1.10.1999	R	SO	100.0%
686 028	14.5%	5.9%	1966	2001	1.10.1999	R	SO	100.0%
1 575 814	0.0%	7.0%	1969		1.6.2002	R	SO	100.0%
1 148 093	24.0%	4.4%	1992		1.10.1999	R	CO	23.7%
2 819 398	0.0%	5.6%	2000/01		16.11.2001	R	SO	100.0%
261 504	0.9%	10.1%	1989		1.10.1999	R	SO	100.0%
603 276	0.0%	6.1%	1976	1999	1.1.2000	R	SO	100.0%
456 648	1.6%	6.1%	1965	2000	1.10.1999	R	SO	100.0%
577 752	0.0%	4.9%	1986		31.12.2000	R	SO	100.0%
306 036	16.3%	4.7%	1907	2000	1.10.1999	R	SO	100.0%
3 122 563	0.0%	6.3%	1974	1997	1.10.1999	R	SO	100.0%
2 759 676	0.0%	4.2%	1911	1984	1.1.2000	R	SO	100.0%
4 070 532	0.0%	6.5%	1974	1992	1.10.1999	R	SO	100.0%
11 145 210	0.2%	8.0%	1992		1.4.2001	R	SO	100.0%
1 388 070	0.0%	4.0%	1930	1985	1.10.1999	R	SO	100.0%
1 057 464	0.0%	3.7%	1885	1984	1.10.1999	R	SO	100.0%
1 138 332	0.0%	5.3%	1950		1.10.1999	R	SO	100.0%
892 092	0.0%	5.5%	1982	1998	1.10.1999	R	SO	100.0%
2 465 004	100.0%	3.4%	1963	2002	30.6.2001	R	SO	100.0%
5 662 656	7.5%	4.8%	1989	1996	1.4.2001	R	SO	100.0%
1 364 153	27.2%	6.5%	1969	1992	18.12.2002	A	SO	100.0%
2 341 267	6.4%	6.4%	1962	2000	18.12.2002	A	SO	100.0%
2 278 229	0.3%	6.3%	1975	2000	18.12.2002	S	SO	100.0%
2 566 274	7.1%	5.6%	1988		18.12.2002	S	SO	100.0%
1 126 500	97.5%	0.0%	2002		18.12.2002	S	SO	100.0%
1 264 046	2.4%	4.3%	1925	1998	1.4.2001	R	SO	100.0%
454 080	0.0%	4.8%	1895	1998	1.10.1999	R	SO	100.0%
4 668 299	16.6%	7.0%	1982	1995	18.12.2002	S	SO	100.0%
6 010 871	2.6%	6.7%	1975	1999	18.12.2002	A	SO	100.0%
3 010 583	8.1%	6.5%	1952	1996/97	18.12.2002	A	SO	100.0%
5 446 439	1.6%	6.3%	1989		18.12.2002	S	SO	100.0%
859 503	0.0%	4.8%	1910/40	1999	1.4.2001	R	SO	100.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Zurich area (continuation)							
Zurich, Kurvenstr. 17/Beckenhofstr. 26	657	1 599	0	0	142	1 741	34
Zurich, Limmatquai 4	529	2 338	436	0	0	2 774	0
Zurich, Limmatstr. 291	973	3 053	0	118	0	3 171	7
Zurich, Löwenstr. 22	250	577	276	0	74	927	5
Zurich, Merkurstr. 45	336	569	219	0	9	797	10
Zurich, Mühlebachstr. 6	622	621	0	0	0	621	7
Zurich, Mühlebachstr. 32	536	1 877	0	0	248	2 125	21
Zurich, Müllerstr. 71, Ankerstr. 114	920	2 509	0	0	56	2 565	6
Zurich, Obstgartenstr. 7	842	1 778	0	0	0	1 778	16
Zurich, Poststr. 3	390	1 398	233	0	72	1 703	0
Zurich, Schanzengraben 7,9	436	1 220	0	0	0	1 220	13
Zurich, Seebahnstr. 89	2 455	3 871	896	102	184	5 053	75
Zurich, Seefeldstr. 123	2 580	6 363	1 542	0	0	7 905	84
Zurich, Splügenstr. 6	430	1 024	0	0	21	1 045	8
Zurich, Stampfenbachstr. 48/Sumatrastr.	1 589	4 083	510	0	173	4 766	34
Zurich, Theaterstr. 12	1 506	2 286	4 332	0	0	6 618	5
Zurich, Walchestr. 11,15/Neumühlequai	1 074	2 797	139	0	472	3 408	6
Zurich, Winterthurerstr. 92	1 277	1 375	0	0	224	1 599	47
Zurich, Witikonerstr. 15	1 972	3 786	659	0	631	5 076	134
Zurich, Zeltweg 67	441	523	615	0	57	1 195	19
Zurich, Zurlindenstr. 134	487	1 222	278	0	12	1 512	20
Zurich, Zweierstr. 129	597	1 837	259	0	824	2 920	15
Total	**154 424**	**302 750**	**21 712**	**4 338**	**31 022**	**359 822**	**3 755**
Geneva area							
Carouge GE, Route des Acacias 50-52	4 666	8 813	209	0	173	9 195	155
Carouge GE, Rue de la Gabelle 6	990	998	0	0	0	998	4
Geneva, Av. de la Paix 1,3	753	4 969	401	0	52	5 422	26
Geneva, Cours de Rive 13,15/Helv. 25	882	4 298	1 122	0	10	5 430	64
Geneva, Rue Adrien-Lachenal 20	194	2 343	103	0	37	2 483	16
Geneva, Rue de Berne 6	926	3 315	0	0	65	3 380	0

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
[3] Year of last overall renovation
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment
[6] These properties have been acquired in 2002

Gross potential income in CHF	Vacancy rate[1]	Implied yield, net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
406 416	0.0%	4.1%	1971	1999	1.10.1999	R	SO	100.0%
1 787 256	0.0%	5.2%	1837	2000	1.1.2000	R	SO	100.0%
570 315	0.0%	5.1%	1985		1.4.2001	R	SO	100.0%
267 838	0.0%	3.7%	1964		31.12.2000	R	SO	100.0%
195 348	0.0%	4.7%	1895	1971	1.10.1999	R	SO	100.0%
240 516	0.0%	4.7%	1975		1.10.1999	R	FA	29.8%
735 404	0.0%	4.7%	1981		1.10.1999	R	SO	100.0%
549 900	8.6%	4.9%	1982	1999	1.4.2001	R	SO	100.0%
392 976	0.0%	5.2%	1958	1981/2001/02	1.10.1999	R	SO	100.0%
1 521 732	0.0%	4.8%	1893	1999	1.10.1999	R	SO	100.0%
644 760	0.0%	4.6%	1976		1.10.1999	R	SO	100.0%
1 488 523	0.8%	7.2%	1953	1998	1.4.2001	R	SO	100.0%
3 010 860	0.0%	5.6%	1972		1.10.1999	R	SO	100.0%
369 600	0.0%	4.0%	1896	1998	1.10.1999	R	SO	100.0%
1 488 095	0.6%	5.1%	1929	1999/2001	1.10.1999	R	SO	100.0%
4 008 384	0.0%	4.3%	1973	1993	1.10.1999	R	SO	100.0%
886 260	0.0%	4.6%	1919	2000	1.10.1999	R	SO	100.0%
416 208	1.3%	3.7%	1972	1997	1.10.1999	R	SO	100.0%
1 480 146	3.1%	5.6%	1973	2000	1.10.1999	R	SO	100.0%
355 332	1.0%	4.8%	1966		1.10.1999	R	SO	100.0%
345 495	1.5%	2.4%	1973		1.10.1999	R	SO	100.0%
596 370	12.8%	4.9%	1958		1.10.1999	R	SO	100.0%
96 547 444	**7.0%**	**5.4%**						
3 298 536	0.3%	6.7%	1965		31.12.2000	R	SO	100.0%
248 448	0.0%	4.8%	1987		1.1.2000	R	SO	100.0%
2 225 610	12.4%	5.3%	1973	1998	1.10.1999	R	SO	100.0%
2 989 807	0.0%	4.7%	1981		1.10.1999	R	SO	100.0%
881 232	0.0%	5.1%	1973		1.10.1999	R	SO	100.0%
836 268	0.0%	5.3%	1895	1999	1.4.2001	R	SO	100.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Geneva area (continuation)							
Geneva, Rue de la Corraterie 24-26	1 005	1 530	565	112	0	2 207	6
Geneva, Rue de la Fontaine 5	226	1 048	174	0	77	1 299	0
Geneva, Rue des Bains 31bis,33,35[6]	3 368	10 997	1 106	0	51	12 154	255
Geneva, Rue du Marché 40[6]	798	2 952	2 103	0	30	5 085	0
Geneva, Rue du Mont-Blanc 12	258	1 322	155	0	0	1 477	0
Geneva, Rue du Prince 9-11	276	2 852	784	0	413	4 049	4
Geneva, Rue du XXXI-Décembre 8	1 062	3 182	418	0	79	3 679	0
Geneva, Rue F. Bonivard/Rue des Alpes	392	1 900	220	0	43	2 163	0
Geneva, Rue Pestalozzi 7	482	295	155	0	10	460	5
Total	**16 278**	**50 814**	**7 515**	**112**	**1 040**	**59 481**	**535**
Lausanne, Basel and Berne areas							
Lausanne, Av. de Cour 135	1 800	2 459	315	0	0	2 774	19
Lausanne, Chemin de Bossons 2	1 930	2 075	0	125	53	2 253	8
Lausanne, Place St.-François 5	1 070	2 551	3 625	119	0	6 295	0
Lausanne, Place St.-François 15	5 337	9 480	278	0	2 730	12 488	66
Lausanne, Rue Centrale 15	486	1 639	575	72	51	2 337	0
Lausanne, Rue du Grand-Chêne 2	555	1 757	1 089	0	0	2 846	0
Lausanne, Rue St.-Martin 7	2 087	2 522	651	0	1 326	4 499	122
Basel, Dornacherstr. 210	4 994	8 034	4 387	0	754	13 175	6
Basel, Güterstr. 253	486	929	196	151	0	1 276	0
Basel, Hirschgässlein 42	244	379	0	369	14	762	2
Basel, Hochstr./Pfeffingerstr.	7 018	16 318	0	0	0	16 318	227
Basel, Kirschgartenstr. 12-14	1 376	4 994	900	90	508	6 492	89
Basel, Marktgasse 5	330	965	138	82	20	1 205	0
Basel, St. Alban-Anlage 46	1 197	3 709	277	90	57	4 133	60
Basel, Steinengraben 51	607	0	3 317	0	0	3 317	0
Basel, Steinentorberg 8/12	2 845	7 285	281	0	6 684	14 250	69
Berne, Bolligenstr. 52,54	135	183	13	0	23	219	6
Berne, Bollwerk 15	403	1 324	596	0	0	1 920	0
Berne, Eigerstr. 2	3 342	4 350	102	0	0	4 452	108
Berne, Seilerstr. 8	1 049	3 009	928	0	605	4 542	75
Berne, Waisenhausplatz 14	826	1 200	2 037	60	30	3 327	0
Total	**38 117**	**75 162**	**19 705**	**1 158**	**12 855**	**108 880**	**857**

1 As per reporting date, in % of gross potential income
2 Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
3 Year of last overall renovation
4 R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG
5 SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment
6 These properties have been acquired in 2002

Gross potential income in CHF	Vacancy rate[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
736 440	0.0%	3.8%	1825	1996	1.10.1999	R	SO	100.0%
639 300	0.0%	5.3%	1920	2000/01	1.10.1999	R	SO	100.0%
4 170 592	0.0%	5.2%	1994		1.7.2002	R	SO	100.0%
4 895 172	0.0%	6.1%	1972		1.7.2002	R	SO	100.0%
520 032	0.0%	5.2%	1860	2000	1.10.1999	R	SO	100.0%
1 946 604	0.2%	4.6%	1966	2000/01	1.1.2000	R	SO	100.0%
1 051 074	0.7%	6.3%	1962	1992/2001	1.10.1999	R	SO	100.0%
923 136	0.2%	4.7%	1852	1995	1.10.1999	R	SO	100.0%
119 220	82.2%	-0.4%	1973	1999	1.10.1999	R	FA	18.3%
25 481 471	**1.6%**	**5.2%**						
608 665	0.0%	6.1%	1975	2001	1.10.1999	R	SO	100.0%
300 430	0.3%	5.5%	1960	1998	1.4.2001	R	SO	100.0%
1 372 536	0.0%	4.1%	1913	1989/2002	1.10.1999	R	SO	100.0%
2 547 903	12.8%	5.4%	1900	1998	1.4.2001	R	SO	100.0%
578 448	0.2%	4.5%	1942	1987	1.1.2000	R	SO	100.0%
814 140	0.0%	5.7%	1911	1985/2001	1.10.1999	R	SO	100.0%
1 082 472	3.8%	4.7%	1963	1998/2002	31.12.2000	R	SO	100.0%
1 942 680	0.3%	5.7%	1969	1998	31.12.2000	R	SO	100.0%
245 912	0.0%	5.3%	1971		31.12.2000	R	SO	100.0%
209 263	15.1%	6.0%	1981	1998	31.12.2000	R	SO	100.0%
4 335 828	0.0%	6.6%	1986	2000	1.1.2001	R	SO	100.0%
1 713 078	0.0%	4.5%	1978		1.1.2000	R	SO	100.0%
255 690	0.0%	4.3%	1924	1975/2002	1.10.1999	R	SO	100.0%
1 125 516	0.0%	6.3%	1968	2000	1.10.1999	R	SO	100.0%
143 064	0.0%	4.7%	1934		1.10.1999	R	SO	100.0%
3 877 798	0.0%	6.2%	1991		31.12.2001	R	SO	100.0%
50 872	5.8%	3.1%	1987	2001	1.10.1999	R	CO	5.0%
523 236	0.0%	5.0%	1924	2002	1.10.1999	R	SO	100.0%
968 796	0.0%	5.3%	1964	1999	1.10.1999	R	SO	100.0%
1 375 967	0.4%	10.2%	1971	2001	1.10.1999	R	SO	100.0%
986 876	0.0%	4.9%	1950	2001	1.10.1999	R	SO	100.0%
25 059 170	**1.7%**	**5.8%**						

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Other locations							
Aarau, Bahnhofstr. 18	496	1 295	629	0	274	2 198	34
Aarau, Bahnhofstr. 33	477	578	547	0	280	1 405	7
Allschwil, Lettenweg 118	6 125	6 484	410	0	12 001	18 895	115
Biel, Neuengasse 48	492	1 488	1 363	160	0	3 011	2
Chur, Gäuggelistr. 1/7	7 688	14 248	1 446	134	1 095	16 923	80
Chur, Kornplatz 2	427	820	693	70	0	1 583	0
Frauenfeld, Metzgerstr. 5	2 534	1 182	226	0	2 256	3 664	15
Fribourg, Av. de Beauregard 1	1 657	3 147	0	0	23	3 170	67
Fribourg, Rue de la Banque 4/Rte d. Alpes	269	1 212	143	100	189	1 644	3
Glarus, Gemeindehausplatz 3	198	1 061	212	0	0	1 273	0
Gossau SG, Lagerstr. 4	40 209	7 810	601	300	14 280	22 991	497
Langenthal, Murgenthalstr. 12	5 880	3 894	0	0	0	3 894	28
Lugano, Via S. Balestra 12	1 660	4 477	313	115	145	5 043	84
Lugano, Via S. Balestra 17	1 502	3 491	392	0	649	4 532	47
Luzern, Alpenstr. 6	308	1 396	431	120	20	1 967	0
Luzern, Hirschmattstr. 36	636	2 905	141	104	6	3 156	10
Luzern, Maihofstr. 1	930	2 813	345	0	0	3 158	44
Neuchâtel, Rue de Draizes 3,5,7	17 764	12 460	0	0	3 252	15 712	270
Olten, Baslerstr. 44	657	2 002	423	101	325	2 851	21
Rapperswil, Alte Jonastr. 24/Neue Jonastr. 59	14 746	14 990	1 717	132	849	17 688	179
Rorschach, Signalstr. 15	691	743	277	0	160	1 180	3
Sion, Av. de la Gare 27/Av. de Pratifori 3	3 671	4 711	148	354	595	5 808	104
Sion, Rue des Vergers 1	601	2 866	582	0	224	3 672	54
St. Gallen, Burggraben (parking)	n.a.	0	0	0	184	184	434
St. Gallen, Kornhausstr. 25	1 154	5 400	938	0	0	6 338	40
St. Gallen, Marktplatz 4	513	1 433	705	0	0	2 138	2
St. Gallen, Metzgergasse 9	155	0	721	0	0	721	0
St. Gallen, St.Leonhard-Kornhaus-Vadians	1 222	2 664	1 382	361	166	4 573	8
Weinfelden, Bahnhofstr. 22	1 354	1 058	0	0	10	1 068	17

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
[3] Year of last overall renovation
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment
[6] These properties have been acquired in 2002

Gross potential income in CHF	Vacancy rate[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
602 868	0.0%	9.8%	1968	2001/02	1.1.2000	R	SO	100.0%
535 920	0.0%	6.3%	1971		1.10.1999	R	SO	100.0%
1 617 885	23.6%	3.3%	1972	2002	1.1.2001	R	SO	100.0%
840 168	0.0%	6.6%	1965	1999	1.1.2000	R	SO	100.0%
3 057 028	1.3%	5.0%	1906	2001	1.4.2001	R	SO	100.0%
297 864	0.0%	5.6%	1900	1985	1.10.1999	R	SO	100.0%
459 055	4.3%	5.1%	1987	1998	1.4.2001	R	SO	100.0%
801 708	0.2%	6.6%	1993		1.10.1999	R	SO	100.0%
328 740	38.7%	2.5%	1970	2001	1.1.2000	R	SO	100.0%
183 804	20.9%	4.7%	1861	1996	1.10.1999	R	SO	100.0%
2 047 965	9.4%	5.7%	1998		1.4.2001	R	SO	100.0%
572 292	0.0%	7.2%	1972		1.10.1999	R	SO	100.0%
1 483 196	0.3%	6.0%	1976	1997	1.1.2000	R	SO	100.0%
1 404 125	1.5%	5.8%	1993		1.10.1999	R	SO	100.0%
418 848	13.0%	4.7%	1973	2000	1.10.1999	R	SO	100.0%
780 864	15.2%	5.3%	1969	1990/2001	1.1.2000	R	SO	100.0%
752 371	0.0%	6.6%	1989		1.10.1999	R	SO	100.0%
1 784 233	10.6%	6.2%	1962/95		1.4.2001	R	SO	100.0%
634 188	9.6%	6.1%	1964	1987	1.1.2000	R	SO	100.0%
3 025 863	27.5%	4.9%	1974/76/91	1999	1.4.2001	R	SO	100.0%
226 848	0.0%	7.5%	1929	1995	1.10.1999	R	SO	100.0%
615 337	15.6%	5.4%	1934/96	1998	1.4.2001	R	SO	100.0%
538 169	0.0%	6.3%	1988		1.10.1999	R	SO	100.0%
2 269 305	0.1%	6.8%	1989	2001	1.10.1999	R	SO	100.0%
1 357 560	0.0%	5.2%	1977	1993	1.10.1999	R	SO	100.0%
542 731	0.0%	6.2%	1956	1993	1.10.1999	R	SO	100.0%
94 620	0.0%	7.2%	1958	1980	1.10.1999	R	SO	100.0%
1 030 584	1.4%	5.5%	1910	1985	1.10.1999	R	SO	100.0%
231 648	19.1%	4.1%	1992		1.10.1999	R	FA	45.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces
Other locations (continuation)							
Zug, Alpenstr. 9	548	1 644	240	0	18	1 902	24
Zug, Baarerstr. 73	648	1 035	158	45	50	1 288	15
Zug, Kolinplatz 2	285	716	121	0	0	837	1
Total	**115 497**	**110 016**	**15 304**	**2 096**	**37 051**	**164 467**	**2 205**
Objects under construction							
Petit-Lancy, Av. des Morgines 8-10[6]	7 816	11 350	0	0	5 540	16 890	194
Wallisellen, Richtistr. 5/7	9 779	14 443	0	0	1 853	16 296	280
Total	**17 595**	**25 793**	**0**	**0**	**7 393**	**33 186**	**474**
Overall total portfolio	**341 911**	**564 535**	**64 236**	**7 704**	**89 361**	**725 836**	**7 826**

[1] As per reporting date, in % of gross potential income
[2] Net rental income divided by market value as per the end of preceding year resp. purchase price for newly acquired properties
[3] Year of last overall renovation
[4] R = PSP Real Estate Ltd, A = PSP West A AG, S = PSP West S AG
[5] SO = Sole ownership, CO = Co-ownership, FA = Freehold apartment
[6] These properties have been acquired in 2002

Additional information objects under construction

Location, address	Additional information	
Petit-Lancy, Av. des Morgines 8-10	Project description:	Office property. Investment sum CHF 96.0 million.
	State of project:	Building structure of the upper floors under construction. Leasing level (area) 100%.
	Completion:	Spring 2004
Wallisellen, Richtistr. 5/7	Project description:	2 office properties (part of business park SWING). Investment sum CHF 104.3 million.
	State of project:	Development of the interior structure and installation of technical equipment. Leasing level (area) 0%.
	Completion:	31 March 2003

Gross potential income in CHF	Vacancy rate[1]	Implied yield net[2]	Year of construction	Year of renovation[3]	Beginning of benefit period	Owner[4]	Ownership status[5]	Ownership percentage
564 904	0.0%	6.1%	1965	1997	1.10.1999	R	SO	100.0%
322 812	11.8%	5.6%	1964		1.10.1999	R	SO	100.0%
188 328	0.2%	4.8%	1491	1925/70	1.10.1999	R	SO	100.0%
29 611 831	**7.7%**	**5.7%**						
n.a.	n.a.	n.a.	2002/03/04		2004	R	SO	100.0%
n.a.	n.a.	n.a.	2001/02/03		2003	R	SO	100.0%
176 699 916	**5.6%**	**5.5%**						

Sold properties in 2002[1]

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²	Total rentable area m²	Parking spaces	Beginning of benefit period	End of benefit period	Seller[2]
Zurich, Langstr. 14	317	765	135	0	205	1 105	15	1.10.1999	31.10.2002	R
Geneva, Rue du Rhône 80-82	679	2 373	1 096	60	48	3 577	0	1.10.1999	30.9.2002	R
Chur, Bahnhofstr. 4/Bahnhofplatz 8	2 814	2 862	3 586	0	3 183	9 631	40	1.10.1999	31.12.2002	R
Rapperswil, Neue Jonastr. 65[3]	2 364	0	0	0	1 484	1 484	0	1.4.2001	31.12.2002	R
Sion, Av. de la Gare 25	854	1 601	323	0	146	2 070	20	1.1.2000	30.11.2002	R
Sion, Place du Midi 24	345	940	425	0	136	1 501	5	1.10.1999	30.11.2002	R
Solothurn, Rötistr. 4,6	2 782	5 850	0	117	289	6 256	114	1.10.1999	31.12.2002	R

[1] m² data and parking spaces as per 30 June 2002
[2] R = PSP Real Estate Ltd
[3] Partial sale

Applied discount rates at 31 December 2002

	Zurich area		Geneva area	
Discount rates in %	Number of properties	Market value in CHF 1 000	Number of properties	Market value in CHF 1 000
5.00 - 5.20	6	202 156	2	90 097
5.25 - 5.45	23	655 519	10	303 215
5.50 - 5.70	16	429 321	3	22 413
5.75 - 5.95	7	216 368	0	0
6.00 - 6.20	2	10 770	0	0
6.25 - 6.45	1	9 513	0	0
6.50 - 6.70	0	0	0	0
Total	**55**	**1 523 647**	**15**	**415 725**

The discount rates, which are applied by the external, independent valuation company CB Richard Ellis, Zurich, on the recurring (half-yearly) revaluations, are property-related. They take into consideration factors such as location, quality of tenants, ownership status and quality of building.

The calculated, weighted average discount rate on the whole portfolio decreased from 5.75%, valid at 31 December 2001, to 5.54% (including newly acquired properties) at 31 December 2002.

Expiry of lease contracts at 31 December 2002

(in CHF 1 000)	Rental income[1]	Market adjustment option by PSP Swiss Property in % of total	Rental income[1]	Legal termination option by tenant in % of total
Contracts not limited in time, but subject to notice	14 251	9%	14 157	8%
2003	20 985	13%	21 350	13%
2004	9 556	6%	12 132	7%
2005	16 762	10%	19 163	11%
2006	30 381	18%	33 091	20%
2007	18 440	11%	17 911	11%
2008	5 633	3%	7 978	5%
2009	7 549	5%	6 557	4%
2010	8 642	5%	6 844	4%
2011	5 791	3%	5 772	3%
2012	2 891	2%	2 762	2%
2013+	25 997	16%	19 162	11%
Total	**166 879**	**100%**	**166 879**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 31 December 2002

Lausanne, Basel and Berne areas		Other locations		Overall total portfolio	
Number of properties	Market value in CHF 1 000	Number of properties	Market value in CHF 1 000	Number of properties	Market value in CHF 1 000
0	0	0	0	8	292 253
1	61 022	0	0	34	1 019 756
17	322 739	3	27 869	39	802 342
3	12 975	15	188 212	25	417 555
0	2 711	5	69 591	7	80 361
0	0	7	79 447	8	88 960
0	0	2	37 288	2	37 288
21	**396 736**	**32**	**402 407**	**123**	**2 738 515**

Tenant structure at 31 December 2002

(in CHF 1 000)	Rental income[1]	In % of total
Swisscom	26 406	16%
Zurich Financial Services	13 529	8%
UBS	5 353	3%
Migros	4 117	2%
Credit Suisse	4 086	2%
Next five largest tenants	14 949	9%
Other	98 439	59%
Total	**166 879**	**100%**

[1] Rental income corresponds to the annualised rental income of all lease agreements as per reporting date 31 December 2002

PSP Swiss Property Group
Five Year Review

(in CHF 1 000)	1998[1]	1999[2]	2000	2001	2002
Rental income	62 529	64 917	78 460	119 843	144 476
Net changes in fair value of real estate investments	0	7 190	90 185	128 803	81 146
Income from property sales	0	0	-24	704	4 855
Income from investments in associated companies	0	0	0	53 729	4 513
Income from real estate services	19 802	25 545	29 398	36 146	33 642
Total operating income	**82 331**	**97 652**	**198 019**	**339 225**	**268 632**
Total operating expenses	**-34 647**	**-48 468**	**-35 998**	**-51 044**	**-48 266**
Operating profit before financial expenses	**47 684**	**49 184**	**162 021**	**288 181**	**220 366**
Net financial expenses	-11 080	-10 106	-11 457	-30 375	-33 066
Operating profit before taxes	**36 604**	**39 078**	**150 564**	**257 806**	**187 300**
Taxes	-4 872	-6 615	- 31 039	-46 336	-34 787
Net income	**31 732**	**32 463**	**119 525**	**211 470**	**152 513**
Net income excluding gains on real estate investments[3]	**31 732**	**26 855**	**50 515**	**63 790**	**79 463**
Cash flow from operating activities	38 718	19 943	69 650	70 256	128 636
Cash flow from investing activities	-12 341	-3 603	-329 010	-656 000	-531 391
Cash flow from financing activities	-19 319	-21 610	265 862	604 905	416 095
Non-current assets	1 072 797	1 086 731	1 502 761	2 335 164	2 971 550
Current assets	27 204	23 968	28 357	60 804	64 049
Shareholders' equity	**742 827**	**748 067**	**998 932**	**1 440 783**	**1 524 995**
Shareholders' equity in % of non-current assets	69.2%	68.8%	66.5%	61.7%	51.3%
Return on equity[4]	4.3%	4.4%	13.0%	17.7%	10.4%
Non-current liabilities	236 690	245 328	413 011	483 399	788 764
Current liabilities	120 484	117 304	119 175	471 786	721 840
Total assets	**1 100 001**	**1 110 699**	**1 531 118**	**2 395 968**	**3 035 599**
Real estate investments	1 068 327	1 081 070	1 499 586	2 264 486	2 894 962
Number of properties	81	81	102	118	125
Implied yield, gross	5.8%	6.0%	6.1%	6.4%	6.3%
Implied yield, net	4.8%	4.9%	5.1%	5.6%	5.5%
Vacancy rate	4.0%	3.1%	2.8%	3.8%	5.6%
Employees	149	157	164	173	179

(in CHF)	1998[1]	1999[2]	2000	2001	2002
Per share figures[5]					
Earnings per share (EPS)[6]	6.35	6.49	20.83	31.78	20.18
EPS excluding gains on real estate investments[6, 7]	6.35	5.37	8.80	9.59	10.51
Cash flow from operating activities per share[6]	7.74	3.99	12.14	10.56	17.02
Net asset value per share (NAV)[8]	148.57	149.61	170.87	188.96	202.34
NAV per share before deferred tax[8]	148.59	149.56	174.81	196.42	213.50
Dividend per share	0.00	0.00	4.00	5.00	6.00[9]
Issued shares	5 000 000	5 000 000	5 916 680	7 650 000	7 650 000
Own shares	0	0	70 444	25 000	113 125
Outstanding shares	5 000 000	5 000 000	5 846 236	7 625 000	7 536 875
Weighted average shares	5 000 000	5 000 000	5 738 494	6 654 963	7 558 682
Share price (high/low)[10]	n.a.	n.a.	156.00/140.00	157.25/147.25	159.50/144.50

[1] *Historical combined*
[2] Historical combined, restated
[3] Net income before net changes in fair values of own real estate investments and those of associated companies, before realised gains on property sales and related taxes
[4] Net income in proportion to weighted shareholders' equity
[5] *Registered shares with a nominal value of CHF 100 each*
[6] Based on weighted average number of shares
[7] Basis: Net income excluding gains on real estate investments, see footnote 3
[8] Based on outstanding number of shares, before dividend payment
[9] Proposal to the Annual General Meeting on 8 April 2003
[10] *First trading day on the SWX Swiss Exchange: 7 March 2000*

WTF Real Estate Portfolio

Key Financial Figures by Canton

Cantons	Number of properties	Rental income	Net rental income	In % of total
(in CHF 1 000, at 31 December)				
Zurich				
2002	14	16 763	13 997	17.0%
2001[5]	15	11 675	10 959	16.3%
Geneva				
2002	14	7 730	6 678	8.1%
2001[5]	14	5 611	5 044	7.5%
Berne				
2002	29	34 783	28 281	34.4%
2001[5]	29	25 773	24 161	35.8%
Other cantons				
2002	57	40 458	33 257	40.5%
2001[5]	71	30 238	27 269	40.4%
Overall total portfolio				
2002	**114**	**99 734**	**82 212**	**100.0%**
2001[5]	**129**	**73 298**	**67 433**	**100.0%**

[1] Gross potential income corresponds to the achievable annual rent before vacancy at 31 December, based on the existing lease agreements
[2] Open market value estimated by CB Richard Ellis
[3] As per reporting date
[4] In % of gross potential income
[5] For the period 1 April to 31 December

Gross potential income[1]	In % of total	Market value properties[2]	In % of total	Vacancy rate[3,4]	Vacancy in m² [3]
17 755	15.7%	227 111	17.7%	8.3%	7 426
17 723	15.5%	232 251	18.2%	5.7%	5 840
9 154	8.1%	115 148	9.0%	14.8%	6 456
9 299	8.1%	114 518	9.0%	19.8%	7 002
37 019	32.7%	404 474	31.5%	6.7%	18 005
36 940	32.3%	396 853	31.1%	6.1%	15 238
49 297	43.5%	537 808	41.9%	18.2%	67 984
50 565	44.2%	534 289	41.8%	18.8%	67 953
113 225	**100.0%**	**1 284 541**	**100.0%**	**12.6%**	**99 871**
114 527	**100.0%**	**1 277 911**	**100.0%**	**12.8%**	**96 033**

Property Details

31 December 2002 Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²
Canton of Zurich					
Herrliberg, Sunnhaldenstr. 12	2 514	833	0	190	79
Küsnacht ZH, Alte Landstr. 135/137	2 149	1 150	0	333	0
Urdorf, Heinrich-Stutzstr. 27/29	30 671	43 188	250	302	3 785
Uster, Quellenstr. 2-4	2 731	3 168	0	327	204
Winterthur, Rudolfstr. 17	936	687	256	155	790
Winterthur, Tössfeldstr. 35/37	13 343	5 574	1 761	308	3 861
Winterthur, Wartstr. 2	585	1 990	357	0	185
Zurich, Aargauerstr. 10	18 999	0	0	625	27 595
Zurich, Aargauerstr. 10	-	948	0	0	0
Zurich, Forchstr. 261	2 094	2 720	38	106	0
Zurich, Gutenbergstr. 1/9	1 488	7 721	203	141	435
Zurich, Letzigraben 75	2 244	713	0	105	1 664
Zurich, Zurlinden 111/Bremgartnerstr. 51	1 388	2 155	0	194	1 204
Zurich, Zypressenstr. 60	1 718	3 428	0	0	93
Total	**80 860**	**74 275**	**2 865**	**2 786**	**39 895**
Canton of Geneva					
Châtelaine, Rue Jean-Simonet 12	2 373	1 524	0	121	0
Chêne-Bourg, Chemin de la Mousse 8	931	1 252	0	83	304
Geneva, Av. Dumas 21	2 877	4 004	0	0	101
Geneva, Rue du Grand-Pré 54-56	322	2 476	0	0	0
Geneva, Rue du Grand-Pré 58	379	1 115	0	0	0
Geneva, Rue du Grand-Pré 58	2 163	2 129	0	351	23
Geneva, Rue Richard-Wagner 6	6 634	10 772	0	0	0
Geneva, Rue Rossi 16	1 544	6 671	131	0	86
Grand-Lancy, Chemin de Semailles 50	3 078	1 679	0	122	0
Le Grand-Saconnex, Chemin Jacques-Attenville 9	5 876	1 893	0	184	421
Meyrin, Chemin du Jardin-Alpin 2	2 974	1 101	0	181	995
Vernier, Chemin de l'Etang 53-57	3 101	8 256	0	136	2 346
Vernier, Chemin de l'Etang 61	5 229	0	0	129	2 659
Vernier, Chemin de l'Etang 65	3 765	2 923	0	0	0
Total	**41 246**	**45 795**	**131**	**1 307**	**6 935**

[1] As per reporting date, in % of gross potential income
[2] Year of last overall renovation
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right

Total rentable area m²	Parking spaces	Vacancy rate[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
1 102	5	25.8%	1976	1990/91	1.4.2001	SO	100.0%
1 483	8	0.0%	1971		1.4.2001	SO	100.0%
47 525	128	0.9%	1976		1.4.2001	SO	100.0%
3 699	31	4.7%	1956/76	1991	1.4.2001	SO	100.0%
1 888	14	75.7%	1895		1.4.2001	SO	100.0%
11 504	276	21.2%	1990		1.4.2001	SO	100.0%
2 532	2	92.6%	1960	1980	1.4.2001	SO	100.0%
28 220	299	0.7%	1974	1997	1.4.2001	SO	100.0%
948	0	20.3%	1991	1997	1.4.2001	SO	100.0%
2 864	14	0.0%	1961	1991	1.4.2001	SO	100.0%
8 500	12	0.6%	1962	1986	1.4.2001	SO	100.0%
2 482	5	49.7%	1949	1989	1.4.2001	SO	100.0%
3 553	55	0.0%	1942	1990	1.4.2001	SO	100.0%
3 521	47	0.3%	1970	1990/97	1.4.2001	FA	83.8%
119 821	**896**	**8.3%**					
1 645	17	0.0%	1972	1995	1.4.2001	SO	100.0%
1 639	7	0.3%	1970	1995	1.4.2001	SO	100.0%
4 105	33	0.0%	1965	1985	1.4.2001	SO	100.0%
2 476	6	74.8%	1984		1.4.2001	SO	100.0%
1 115	36	48.2%	1984		1.4.2001	SO	100.0%
2 503	0	18.6%	1984	1992	1.4.2001	SO	100.0%
10 772	67	0.0%	1986	1998	1.4.2001	SO	100.0%
6 888	31	35.8%	1972	1991	1.4.2001	SO	100.0%
1 801	22	14.1%	1974	1993	1.4.2001	SO	100.0%
2 498	26	0.0%	1973	1987	1.4.2001	SO	100.0%
2 277	8	0.8%	1975	1989	1.4.2001	SO	100.0%
10 738	142	3.2%	1980		1.4.2001	SO	100.0%
2 788	275	19.0%	1985	1998	1.4.2001	SO	100.0%
2 923	40	0.3%	1972	1990	1.4.2001	SO	100.0%
54 168	**710**	**14.8%**					

Location, address	Land area m²	Office area m²	Retail area m²	Residen-tial area m²	Other area m²
Canton of Berne					
Berne, Effingerstr. 19	417	741	0	0	69
Berne, Galgenfeldweg 18	2 707	2 665	0	0	0
Berne, Haslerstr. 30/Effingerstr. 47	1 699	5 788	0	297	599
Berne, Laupenstr. 10	969	1 813	704	0	0
Berne, Laupenstr. 18	2 717	5 208	0	119	349
Berne, Laupenstr. 18a	-	2 801	176	0	297
Berne, Libellenweg 21	n.a.	667	254	325	1 281
Berne, Ostermundigenstr. 91	n.a.	18 602	0	0	1 112
Berne, Ostermundigenstr. 93	47 948	14 689	0	0	235
Berne, Ostermundigenstr. 95	n.a.	202	1 055	0	354
Berne, Ostermundigenstr. 99	n.a.	8 315	0	0	14 430
Berne, Ostermundigenstr. 99a	-	5 969	0	0	5 644
Berne, Ostermundigenstr. 103	n.a.	12 584	0	0	5 620
Berne, Rosenweg 32	1 138	0	0	118	1 282
Berne, Scheibenstr. 20	3 277	3 286	0	270	759
Berne, Wankdorffeldstr. 98	n.a.	0	0	364	324
Berne, Wankdorffeldstr. 102	n.a.	6 715	0	0	3 731
Berne, Zentweg 27	2 055	4 292	0	0	0
Berne, Zentweg 46	3 702	9 275	0	0	546
Biel, Aarbergstr. 94	4 928	14 675	218	0	493
Biel, Aarbergstr. 107	5 352	11 352	1 169	2 879	1 525
Gwatt (Thun), Eisenbahnstr. 95	14 291	7 814	0	134	120
Interlaken, Aareckstr. 6	5 007	4 722	0	375	721
Ostermundigen, Bernstr. 5	3 005	4 466	0	0	0
Ostermundigen, Poststr. 6	12 368	16 145	699	256	764
Ostermundigen, Poststr. 25	3 371	3 277	0	0	0
Thun, Aarestr. 38B	1 829	3 555	433	0	228
Thun, Bälliz 60/60A	1 532	3 861	15	0	245
Thun, Gewerbestr. 15	2 731	8 167	0	127	100
Total	**121 043**	**181 646**	**4 723**	**5 264**	**40 828**

[1] As per reporting date, in % of gross potential income
[2] Year of last overall renovation
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right

Total rentable area m²	Parking spaces	Vacancy rate[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
810	0	2.7%	1930		1.4.2001	SO	100.0%
2 665	31	0.2%	1985		1.4.2001	FA	45.0%
6 684	16	20.3%	1964/76	1995	1.4.2001	SO	100.0%
2 517	9	0.0%	1965	1997	1.4.2001	SO	100.0%
5 676	19	12.1%	1935	1997	1.4.2001	SO	100.0%
3 274	13	11.2%	1960		1.4.2001	SO	100.0%
2 527	0	1.5%	1986		1.4.2001	SO	100.0%
19 714	472	1.8%	1965		1.4.2001	SO	100.0%
14 924	0	0.0%	1969	2000	1.4.2001	SO	100.0%
1 611	4	2.2%	1971		1.4.2001	SO	100.0%
22 745	0	2.5%	1970		1.4.2001	SO	100.0%
11 613	0	18.2%	1955		1.4.2001	SO	100.0%
18 204	0	0.0%	1991	2000	1.4.2001	SO	100.0%
1 400	40	39.1%	1976		1.4.2001	SO	100.0%
4 315	21	14.9%	1975/85		1.4.2001	SO	100.0%
688	25	9.2%	1955	1992	1.4.2001	BR	100.0%
10 446	40	11.4%	1955	1992	1.4.2001	BR	100.0%
4 292	26	0.2%	1990		1.4.2001	SO	100.0%
9 821	74	1.0%	1989		1.4.2001	SO	100.0%
15 386	17	17.5%	1928/62	1986/93	1.4.2001	SO	100.0%
16 925	63	15.5%	1994		1.4.2001	SO	100.0%
8 068	87	3.6%	1982		1.4.2001	SO	100.0%
5 818	63	9.7%	1978		1.4.2001	SO	100.0%
4 466	45	0.2%	1976		1.4.2001	FA	96.7%
17 864	124	0.0%	1994		1.4.2001	SO	100.0%
3 277	92	0.2%	1991		1.4.2001	FA	31.0%
4 216	84	9.8%	1961	1988/99	1.4.2001	SO	100.0%
4 121	0	43.2%	1891	1941/55/80	1.4.2001	SO	100.0%
8 394	37	0.7%	1975	1983/95	1.4.2001	SO	100.0%
232 461	**1 402**	**6.7%**					

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²
Other cantons					
Aarau, Bahnhofstr. 102	6 088	11 288	0	97	1 579
Altdorf UR, Bahnhofstr. 11	1 854	2 507	0	155	756
Arlesheim, Schorenweg 10	33 584	16 890	744	450	13 557
Baden, Bahnhofstr. 31	3 143	10 995	0	208	956
Baden, Haselstr. 11	487	269	0	119	0
Basel, Grosspeterstr. 18-20	12 040	10 884	247	299	551
Basel, Mattenstr. 24	1 633	214	0	227	3 804
Basel, Zwingerstr. 25	3 714	5 111	0	277	1 413
Bellinzona, Via C. Pellandini 2	3 642	3 974	0	243	1 143
Chur, Grossbruggerweg 2	23 070	2 382	5 400	261	5 535
Chur, Tittwiesenstr. 27/29	1 885	2 429	0	0	1 316
Davos Platz, Platzstr. 3	1 571	0	0	0	1 688
Epalinges, Au Grand Chemin 63	2 185	0	0	0	743
Fribourg, Abbé-Bovet 4	1 830	7 541	0	129	0
Fribourg, Route de Villars 101	3 706	3 333	0	0	0
Fribourg, Route des Arsenaux 41	4 310	9 085	736	331	924
Giubiasco, Via Ferriere 11	20 411	4 743	96	149	12 264
Glarus, Bahnhofstr. 14/16	983	331	585	610	43
Jona, Eichwiesstr. 20	18 593	4 398	222	136	6 922
Kriens, Sternmatt 6	29 483	7 984	3 365	271	11 613
Lausanne, Av. de Sévelin 40	3 060	2 206	0	0	5 360
Lausanne, Av. de Sévelin 46	3 320	8 823	0	224	7 461
Lausanne, Av. de Sévelin 54	1 288	541	0	0	2 532
Lausanne, Chemin de Bellerive 3bis	1 283	0	0	114	1 026
Lausanne, Chemin de Renens 30	2 069	2 272	0	116	0
Lausanne, Rue de Sébeillon 1-3	2 870	5 400	0	180	5 214
Lausanne, Rue de Sébeillon 2	5 955	747	0	0	375
Luzern, Hirschengraben 49	2 614	2 751	516	137	61
Meggen, Neuhusstr. 3	3 081	4 003	0	0	100
Montreux, Chemin du Petit-Clos	1 162	984	0	0	395
Muralto, Via d'Alberti 5	3 406	406	0	151	4 515

[1] As per reporting date, in % of gross potential income
[2] Year of last overall renovation
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right

Total rentable area m²	Parking spaces	Vacancy rate[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
12 964	95	4.2%	1977	1998	1.4.2001	SO	100.0%
3 418	24	26.5%	1953	1995	1.4.2001	SO	100.0%
31 641	440	10.4%	1974	1990/96	1.4.2001	SO	100.0%
12 159	109	13.5%	1979		1.4.2001	SO	100.0%
388	9	0.0%	1910	1990/2001	1.4.2001	SO	100.0%
11 981	239	6.0%	1988		1.4.2001	SO	100.0%
4 245	21	26.2%	1973		1.4.2001	SO	100.0%
6 801	96	15.5%	1948	1996/99	1.4.2001	SO	100.0%
5 360	79	3.1%	1976	1988/93/98	1.4.2001	SO	100.0%
13 578	204	13.8%	1978		1.4.2001	SO	100.0%
3 745	67	47.5%	1993		1.4.2001	SO	100.0%
1 688	13	2.0%	1974	1992/96	1.4.2001	SO	100.0%
743	4	29.3%	1986		1.4.2001	SO	100.0%
7 670	0	8.0%	1901/79	1988/97	1.4.2001	SO	100.0%
3 333	63	0.0%	1993		1.4.2001	SO	100.0%
11 076	167	13.6%	1997		1.4.2001	SO	100.0%
17 252	124	50.7%	1997	1998/99	1.4.2001	SO	100.0%
1 569	17	6.6%	1896	1998	1.4.2001	SO	100.0%
11 669	289	41.4%	1979/93		1.4.2001	SO	100.0%
23 233	522	9.2%	1986		1.4.2001	SO	100.0%
7 566	139	57.2%	1992		1.4.2001	SO	100.0%
16 508	16	16.8%	1994	1998	1.4.2001	SO	100.0%
3 073	2	52.8%	1932	1990	1.4.2001	SO	100.0%
1 140	6	35.3%	1956	1994	1.4.2001	SO	100.0%
2 388	7	0.2%	1949	1991	1.4.2001	SO	100.0%
10 794	160	34.4%	1963	1998	1.4.2001	SO	100.0%
1 122	256	5.4%	1930	1998	1.4.2001	SO	100.0%
3 465	49	7.1%	1979	1999	1.4.2001	SO	100.0%
4 103	23	2.5%	1978		1.4.2001	SO	100.0%
1 379	6	17.6%	1981		1.4.2001	SO	100.0%
5 072	38	50.2%	1978	1988	1.4.2001	SO	100.0%

Location, address	Land area m²	Office area m²	Retail area m²	Residential area m²	Other area m²
Other cantons (continuation)					
Neuchâtel, Av. Edouard-Dubois 20	17 661	8 100	517	0	44
Neuchâtel, Rue de la Maladière 23	3 337	5 037	0	184	0
Olten, Amthausquai 21	1 975	2 277	0	0	1 756
Olten, Belchenstr. 7	695	885	0	0	519
Olten, Haslistr. 42	2 267	0	0	0	0
Olten, Haslistr. 70	734	0	0	0	471
Olten, Haslistr. 72	6 567	3 067	302	0	921
Olten, Haslistr. 72	1 641	808	0	0	1 368
Olten, Haslistr. 74	6 606	0	0	0	2 462
Olten, Haslistr. 102	377	0	0	0	398
Olten, Neuhardstr. 33	4 544	10 649	29	170	259
Payerne, Rue du Collège	637	1 284	365	173	23
Renens VD, Av. du Temple 3	1 901	1 776	0	0	0
Schwyz, Postplatz 5	1 193	545	244	133	191
Sion, Rue de l'Industrie 10	14 010	4 480	163	189	258
Sion, Rue de l'Industrie 10 Pavillon	429	627	0	0	0
Solothurn, Poststr. 2	1 419	4 033	1 082	109	904
St. Gallen, Farbgutstr. 3	1 881	344	0	87	1 170
St. Gallen, Schochengasse 6	1 316	4 205	0	0	200
St. Gallen, Wassergasse 18	668	1 188	0	0	962
St. Gallen, Wassergasse 42/44	1 714	3 382	0	111	51
St. Gallen, Wassergasse 50/52	1 373	2 995	279	0	0
Steinhausen, Sumpfstr. 6	8 348	2 230	0	174	1 790
Sursee, Schellenrainstr. 13	7 889	2 406	0	122	191
Viganello, Via Generale Guisan 3	6 681	1 951	0	170	845
Weinfelden, Wilerstr. 2	3 212	1 684	0	152	1 099
Total	**303 395**	**196 435**	**14 892**	**6 658**	**107 728**

Overall total portfolio	**546 544**	**498 151**	**22 611**	**16 015**	**195 386**

[1] As per reporting date, in % of gross potential income
[2] Year of last overall renovation
[3] SO = Sole ownership, FA = Freehold apartment, BR = Building right

Total rentable area m²	Parking spaces	Vacancy rate[1]	Year of construction	Year of renovation[2]	Beginning of benefit period	Ownership status[3]	Ownership percentage
8 661	99	8.6%	1995		1.4.2001	SO	100.0%
5 221	29	3.4%	1988		1.4.2001	SO	100.0%
4 033	18	97.6%	1930	1985	1.4.2001	SO	100.0%
1 404	8	0.0%	1989		1.4.2001	SO	100.0%
0	48	19.3%	1969		1.4.2001	SO	100.0%
471	0	0.0%	1950	1993	1.4.2001	SO	100.0%
4 290	61	30.0%	1975	1995	1.4.2001	SO	100.0%
2 176	0	77.9%	1945	1998	1.4.2001	SO	100.0%
2 462	112	48.5%	1971	1993	1.4.2001	SO	100.0%
398	0	33.9%	1940	1993	1.4.2001	SO	100.0%
11 107	69	12.3%	1972		1.4.2001	SO	100.0%
1 845	0	12.1%	1990		1.4.2001	SO	100.0%
1 776	20	1.9%	1962	1998	1.4.2001	SO	100.0%
1 113	19	26.3%	1907	1994	1.4.2001	SO	100.0%
5 090	216	25.6%	1981	1992	1.4.2001	SO	100.0%
627	0	64.4%	1990		1.4.2001	SO	100.0%
6 128	23	30.0%	1975	1993	1.4.2001	SO	100.0%
1 601	10	0.0%	1953		1.4.2001	SO	100.0%
4 405	69	1.0%	1971		1.4.2001	SO	100.0%
2 150	5	14.4%	1970		1.4.2001	SO	100.0%
3 544	87	3.1%	1966	1997	1.4.2001	FA	88.2%
3 274	43	0.3%	1998		1.4.2001	SO	100.0%
4 194	48	28.0%	1983		1.4.2001	SO	100.0%
2 719	63	4.4%	1980	1998	1.4.2001	SO	100.0%
2 966	119	57.6%	1968	1994	1.4.2001	SO	100.0%
2 935	27	0.0%	1973		1.4.2001	SO	100.0%
325 713	**4 477**	**18.2%**					
732 163	**7 485**	**12.6%**					

Sold properties in 2002[1]

Location, address	Land area m²	Office area m²	Retail area m²
Rüti ZH, Bandwiesstr. 5	1 216	118	119
Ascona, Via Collegio 6	1 172	0	0
Bad Ragaz, Im Sand (Fläscherstr. 8)	1 176	456	0
Bulle, Route de Riaz 18	3 314	644	0
Disentis/Mustér, Curtin	2 066	233	0
Lenzerheide/Lai, Voa davos lai 5A	1 448	0	0
Les Diablerets, Dessous-les-Sassets	1 521	0	0
Leukerbad, Rathaus	160	0	0
Leysin, La Cité	1 959	0	0
Montana, Sommet de Crans	1 099	614	0
Scuol, Suot Rachögna	1 418	494	0
Verbier, Périn	1 901	290	294
Verbier, Route de Verbier 2	1 163	105	490
Villars-sur-Ollon, En Sépey	2 221	0	0
Zermatt, Oberematten	595	0	0

[1] m² data and parking spaces as per 30 June 2002

Residential area m²	Other area m²	Total rentable area m²	Parking spaces	Beginning of benefit period	End of benefit period
96	715	1 048	9	1.4.2001	30.6.2002
0	1 424	1 424	12	1.4.2001	30.6.2002
0	232	688	4	1.4.2001	30.6.2002
0	1 878	2 522	61	1.4.2001	30.6.2002
0	428	661	7	1.4.2001	30.6.2002
0	682	682	7	1.4.2001	30.6.2002
0	411	411	2	1.4.2001	30.6.2002
0	120	120	0	1.4.2001	30.6.2002
0	434	434	2	1.4.2001	30.6.2002
141	0	755	3	1.4.2001	30.6.2002
0	172	666	6	1.4.2001	30.6.2002
0	0	584	1	1.4.2001	30.6.2002
0	0	595	23	1.4.2001	30.6.2002
0	485	485	1	1.4.2001	30.6.2002
181	432	613	4	1.4.2001	30.6.2002

Customer Care
Efficient, Competent and Local

Regional branch network
Our strong regional presence keeps us in close touch with the most up-to-date market trends of local real estate markets. The well-developed network of offices allows an efficient management of all properties.

Investor Relations

PSP Swiss Property Ltd
Vasco Cecchini
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 23
Fax +41 (0)1 625 58 25
investor.relations@psp.info

Company addresses

PSP Real Estate Ltd
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25

PSP Management Ltd
Feldeggstrasse 5
PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 58

Branch offices of PSP Management Ltd

Aarau
Branch manager:
Thomas Bracher
PSP Management Ltd
Rain 53, PO Box
CH-5001 Aarau
Phone +41 (0)62 837 76 76
Fax +41 (0)62 837 76 77

Basel
Branch manager:
Andreas Trächslin
PSP Management Ltd
Webergasse 34, PO Box
CH-4005 Basel
Phone +41 (0)61 686 40 40
Fax +41 (0)61 686 40 41

Rheinfelden office
PSP Management Ltd
Augarten Zentrum, PO Box
CH-4310 Rheinfelden 2
Phone +41 (0)61 836 90 60
Fax +41 (0)61 836 90 66

Berne
Branch manager:
Olivier Moser
PSP Management Ltd
Eigerstrasse 60, PO Box
CH-3000 Berne 23
Phone +41 (0)31 378 60 60
Fax +41 (0)31 378 60 61

Geneva
Manager for French-speaking Switzerland:
Roland Zbinden
PSP Management Ltd
Rue des Caroubiers 23, PO Box 1232
CH-1227 Carouge
Phone +41 (0)22 827 02 02
Fax +41 (0)22 827 02 01

Lausanne
Branch manager:
Jean-Jacques Morard
PSP Management Ltd
Avenue de Cour 135, PO Box 128
CH-1000 Lausanne
Telephone+41 (0)21 613 70 70
Fax +41 (0)21 613 70 75

Zurich 1
Branch manager:
René Lüscher
PSP Management Ltd
Feldeggstrasse 5, PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 84

Zurich 2
Branch manager:
Markus Hux
PSP Management Ltd
Feldeggstrasse 5, PO Box
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 50 63

St. Gall office
PSP Management Ltd
Rorschacherstrasse 304, PO Box
CH-9016 St. Gall
Phone +41 (0)71 288 94 94
Fax +41 (0)71 288 93 94

Agenda
Annual General Meeting 2003
8 April 2003, Kongresshaus, Zurich

Publication of Half-year Results 2003
19 August 2003

Stock Exchange, Trade Symbols
SWX Swiss Exchange: Symbol PSPN, Security number 1042810
Reuters: PSPZn.S
Bloomberg: PSPN SW

Investor Relations
Vasco Cecchini
Phone +41 (0)1 625 57 23
E-mail investor.relations@psp.info

Tax Representation in Germany
Repräsentantengesellschaft
für Auslandfonds mbH
Ganghoferstrasse 33
DE-80339 Munich

Imprint

Concept, layout: Glutz AG, Basel
Photos: Christoph Kern, Basel
Printing: Druckerei Kyburz AG, Dielsdorf

March 2003